Product supplement no. 89-I   Registration Statement No. 333-130051
To prospectus dated December 1, 2005 and   Dated July 19, 2007
prospectus supplement dated October 12, 2006   Rule 424(b)(2)



JPMorgan Chase & Co.

Lesser Underlying Principal Protected Notes Linked to the S&P 500® Index and a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index

General

- JPMorgan Chase & Co. may offer and sell lesser underlying principal protected notes linked to the S&P 500® Index and a weighted Basket consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index from time to time. This product supplement no. 89-I describes terms that will apply generally to the lesser index principal protected notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement shall control.
- The notes are the senior unsecured obligations of JPMorgan Chase & Co.
- Payment is linked to the S&P 500® Index and a weighted Basket consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index as described below.
- Unless otherwise specified in the relevant terms supplement, full principal protection if the notes are held to maturity.
- Unless otherwise specified in the relevant terms supplement, cash payment at maturity of principal plus the Additional Amount.
- The Additional Amount will depend on the performance of the Lesser Performing Underlying and the specific terms of the notes as set forth in the relevant terms supplement. Unless otherwise specified, the Additional Amount per $1,000 principal amount note will equal (A) $1,000 x the Lesser Underlying Return x the Participation Rate, but will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable, or (B) an amount calculated according to the formula in clause A, unless, with respect to the Lesser Performing Underlying, the closing level of the Underlying Index or the Underlying Basket Closing Level, as the case may be, exceeds a specified level (which we refer to as the Knock-Out Level) on one of the trading days specified in the relevant terms supplement, in which case the Additional Amount will equal $1,000 x the Knock-Out Rate, or (C) with respect to the Lesser Performing Underlying, if the Ending Underlying Index Level or the Ending Underlying Basket Level, as the case may be, is greater than or equal to the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable, a fixed amount specified in the relevant terms supplement (which amount we refer to as the Fixed Payment) and otherwise zero (or the Minimum Return, if applicable).
- In addition to a cash payment at maturity of the applicable principal amount plus the Additional Amount, if any, the notes may pay interest prior to maturity, as specified in the relevant terms supplement.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-55.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in either the Underlying Index or the Underlying Basket, or any of their component stocks or indices, as the case may be.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Investing in the Lesser Underlying Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 89-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 19, 2007

Key Terms

Underlying Index:	The S&P 500® Index.
Underlying Basket:	Unless otherwise specified in the relevant terms supplement, the Underlying Basket will be composed of five indices (each a "Basket Component," and together, the "Basket Components"):

Basket Component	Weight
AMEX Hong Kong 30 Index	†
FTSE/Xinhua China 25 Index	†
Korea Stock Price Index 200	†
MSCI Singapore Index	†
MSCI Taiwan Index	†

† The weight of each Basket Component in the Underlying Basket will be specified in the relevant terms supplement and will be fixed for the term of the notes. For example, the relevant terms supplement may specify that each Basket Component has an equal weight in the Underlying Basket, in which case each Basket Component makes up 1/5 of the value of the Underlying Basket, or the relevant terms supplement may specify a different weighting for each of the five Basket Components. The Underlying Basket may consist of fewer than all five Basket Components, in which case the weight of each Basket Component not included in the Basket will be deemed to be 0%.

Underlying(s):	We refer to each of the Underlying Index and the Underlying Basket as an "Underlying," and together, the "Underlyings."
Payment at Maturity:	Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus the Additional Amount, which may be zero (or may equal the Minimum Return, if applicable).
Additional Amount (Notes with neither a Knock-Out Level nor a Fixed Payment):	For notes with neither a Knock-Out Level nor a Fixed Payment, the Additional Amount per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement, $1,000 x the Lesser Underlying Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.
Additional Amount (Notes with a Knock-Out Level):	For notes with a Knock-Out Level, the Additional Amount per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement:

(1) with respect to the Lesser Performing Underlying, if the closing level of the Underlying Index or the Underlying Basket Closing Level, as the case may be, is less than the Knock-Out Level on each of the trading days specified in the relevant terms supplement, $1,000 x the Lesser Underlying Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2) with respect to the Lesser Performing Underlying, if the closing level of the Underlying Index or the Underlying Basket Closing Level, as the case may be, is greater than or equal to the Knock-Out Level on any of the trading days specified in the relevant terms supplement, which we refer to as a Knock-Out Event, $1,000 x the Knock-Out Rate.

Additional Amount (Notes with a Fixed Payment):	For notes with a Fixed Payment, the Additional Amount per $1,000 principal amount note paid at maturity will equal:

(1) with respect to the Lesser Performing Underlying, if the closing level of the Underlying Index or the Underlying Basket Closing Level, as the case may be, is greater than or equal to the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable, an amount specified in the relevant terms supplement; or

(2) with respect to the Lesser Performing Underlying, if the closing level of the Underlying Index or the Underlying Basket Closing Level, as the case may be, is less than the Initial Underlying Index Level or Starting Underlying Basket Level, as applicable, zero (or the Minimum Return, if applicable).

Minimum Return:	If applicable, then the Additional Amount will equal at least the amount specified as the Minimum Return in the relevant terms supplement.
Maximum Return:	If applicable, then the Additional Amount will equal no more than the amount specified as the Maximum Return in the relevant terms supplement.

<u>Key Terms (continued):</u>

Other Terms:	In each case if applicable, the Participation Rate, Knock-Out Level, Knock-Out Rate, Fixed Payment, Interest Rate, Interest Period, Partial Principal Protection Percentage, Interest Determination Dates and/or Interest Payment Date(s) will be set forth in the relevant terms supplement.
Underlying Index Return:	Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Ending Underlying Index Level} - \text{Initial Underlying Index Level}}{\text{Initial Underlying Index Level}}$$

Initial Underlying Index Level:	Unless otherwise specified in the relevant terms supplement, the closing level for the Underlying Index on the pricing date, or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the closing levels for the Underlying Index on each of the Initial Averaging Dates, if so specified in the relevant terms supplement.
Ending Underlying Index Level:	Unless otherwise specified in the relevant terms supplement, the closing level for the Underlying Index on the Observation Date, or the arithmetic average of the closing levels for the Underlying Index on each of the Ending Averaging Dates, or such other date or dates as specified in the relevant terms supplement.
Underlying Basket Return:	Unless otherwise specified in the relevant terms supplement:

$$\frac{\text{Ending Underlying Basket Level} - \text{Starting Underlying Basket Level}}{\text{Starting Underlying Basket Level}}$$

Starting Underlying Basket Level:	Unless otherwise specified in the relevant terms supplement, set equal to 100 on the pricing date, the final Initial Averaging Date, if applicable, or such other date or dates as specified in the relevant terms supplement.
Ending Underlying Basket Level:	The Underlying Basket Closing Level on the Observation Date or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the Underlying Basket Closing Levels on each of the Ending Averaging Dates.
Underlying Basket Closing Level:	Unless otherwise specified in the relevant terms supplement, the Underlying Basket Closing Level on any relevant trading day will be calculated as follows:

100 x [1 + (AMEX Hong Kong Return * AMEX Hong Kong Weighting) + (FTSE/Xinhua Return * FTSE/Xinhua Weighting) + (KOSPI 200 Return * KOSPI 200 Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting) + (MSCI Taiwan Return * MSCI Taiwan Weighting)]

Unless otherwise specified in the relevant terms supplement, on any trading day, the AMEX Hong Kong Return, the FTSE/Xinhua Return, the KOSPI 200 Return, the MSCI Singapore Return and the MSCI Taiwan Return are the performance of the respective Basket Components, expressed as a percentage, from the relevant index starting level to the relevant index closing level on such trading day.

The AMEX Hong Kong Weighting, the FTSE/Xinhua Weighting, the KOSPI 200 Weighting, the MSCI Singapore Weighting and the MSCI Taiwan Weighting (each a "Component Weighting," and collectively, the "Component Weightings") are the respective weights of each of the Basket Components in the Underlying Basket as specified in the relevant terms supplement. For example, if the relevant terms supplement specifies that the AMEX Hong Kong Index is weighted to compose 18% of the value of the Underlying Basket, the AMEX Hong Kong Weighting is 18%. The Underlying Basket may consist of fewer than all five Basket Components, in which case the weight of each Basket Component not included in the Basket will be deemed to be 0%.

For additional information, see "Description of Notes — Payment at Maturity."

Lesser Underlying Return:	The lesser of the Underlying Index Return and the Underlying Basket Return.
Lesser Performing Underlying:	The Underlying with the Lesser Underlying Return.

<u>Key Terms (continued):</u>

Underlying Valuation Date(s):	The closing level for the Underlying Index and the Underlying Basket Closing Level will be calculated on a single date, which we refer to as the Observation Date, or on several dates, each of which we refer to as an Ending Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Underlying Valuation Dates in this product supplement. Any Underlying Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Initial Averaging Dates:	As specified, if applicable, in the relevant terms supplement. Any Initial Averaging Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Knock-Out Event:	For notes with a Knock-Out Level, the relevant terms supplement may specify any trading day(s) during the term of the notes as the day(s) on which a Knock-Out Event can occur.
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 89-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 89-I and with respect to JPMorgan Chase & Co. This product supplement no. 89-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contain the terms of the notes and supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 89-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 89-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 89-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 89-I and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 89-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 89-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 89-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 89-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction n° 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 89-I or the accompanying prospectus supplement, prospectus or terms supplement may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 89-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 89-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 89-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 89-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Lesser Underlying Principal Protected Notes Linked to the S&P 500® Index and a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index.

General

The Lesser Underlying Principal Protected Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the S&P 500® Index, which we refer to as the "Underlying Index," and a weighted Basket, which we refer to as the "Underlying Basket," consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200 ("KOSPI 200"), the MSCI Singapore Index and the MSCI Taiwan Index, each of which we refer to as a "Basket Component" and collectively as the "Basket Components." We refer to each of the Underlying Index and the Underlying Basket as an "Underlying" and collectively as the "Underlyings." The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

Unless otherwise specified in the relevant terms supplement, the notes will not pay interest or a fixed amount at maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Lesser Performing Underlying over the term of the notes, calculated in accordance with the applicable formula as set out below. Unless otherwise specified in the relevant terms supplement, we will pay you at maturity at least the principal amount of $1,000 for each $1,000 principal amount note and, if specified in the relevant terms supplement, accrued and unpaid interest and/or a Minimum Return.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 89-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement shall control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the final Underlying Valuation Date is postponed as described below. We will specify, in each case if applicable, the Participation Rate, Partial Principal Protection Percentage, Minimum Return, Maximum Return, Knock-Out Level, Knock-Out Rate, Knock-Out Event and Fixed Payment and the applicable terms of any such payment terms in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, your return on the notes will be linked to the performance of the Lesser Performing Underlying during the term of the notes.

The "Lesser Underlying Return" will be the lesser of the Underlying Index Return and the Underlying Basket Return.

The "Lesser Performing Underlying" is the Underlying with the Lesser Underlying Return.

Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus the Additional Amount as described below, which amount may be zero unless a Minimum Return applies. Unless otherwise specified in the relevant terms supplement, you will not receive less than $1,000 for each $1,000 principal amount note if you hold the notes to maturity.

For notes with neither a Knock-Out Level nor a Fixed Payment, the "Additional Amount" per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement, $1,000 x the Lesser Underlying Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

The "Partial Principal Protection Percentage" will be a percentage less than 100%, as specified in the relevant terms supplement.

The "Participation Rate" will be a percentage, which may be more or less than 100%, as specified in the relevant terms supplement.

The "Minimum Return" will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

The "Maximum Return" will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

For notes with a Knock-Out Level, the "Additional Amount" per $1,000 principal amount note paid at maturity will equal, unless otherwise specified in the relevant terms supplement:

(1) with respect to the Lesser Performing Underlying, if the closing level of the Underlying Index or the Underlying Basket Closing Level, as applicable, is less than the Knock-Out Level on each of the trading days specified in the relevant terms supplement, $1,000 x the Lesser Underlying Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2) with respect to the Lesser Performing Underlying, if the closing level of the Underlying Index or the Underlying Basket Closing Level, as applicable, is greater than or equal to the Knock-Out Level on any of the trading days specified in the relevant terms supplement, $1,000 x the Knock-Out Rate.

The "Knock-Out Level" will be a percentage of the Initial Underlying Index Level and the Starting Underlying Basket Level, or a fixed level of each Underlying as specified in the relevant terms supplement.

The "Knock-Out Rate" will be a percentage as specified in the relevant terms supplement.

A "Knock-Out Event" occurs when, with respect to the Lesser Performing Underlying, the closing level of the Underlying Index or the Underlying Basket Closing Level, as applicable, is greater than or equal to the Knock-Out Level on any of the trading days specified in the relevant terms supplement. For example, the terms supplement may specify a single trading day as the only day on which a Knock-Out Event can occur, or the terms supplement may specify that a Knock-Out Event can occur on any trading day during the term of the notes.

For notes with a Fixed Payment, the "Additional Amount" per $1,000 principal amount note paid at maturity will equal:

(1) with respect to the Lesser Performing Underlying, if the Ending Underlying Index Level or the Ending Underlying Basket Level, as applicable, is greater than or equal to the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable, the Fixed Payment; or

(2) with respect to the Lesser Performing Underlying, if the Ending Underlying Index Level or the Ending Underlying Basket Level, as applicable, is less than the Initial Underlying Index Level or the Starting Underlying Basket Level, zero (or the Minimum Return, if applicable).

The "Fixed Payment" is a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Underlying Index Return," as calculated by the calculation agent, is the percentage change in the closing level of the Underlying Index calculated by comparing the closing level of the Underlying Index on the Observation Date or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the closing levels of the Underlying Index on each of the Ending Averaging Dates, (the "Ending Underlying Index Level"), to the closing level of the Underlying Index on the pricing date, or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the closing levels of the Underlying Index on each of the Initial Averaging Dates, if so specified in the relevant terms supplement (the "Initial Underlying Index Level"). The relevant terms supplement will specify the manner in which the Initial Underlying Index Level and the Ending Underlying Index Level are determined. The Underlying Index Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Underlying Index Return} = \frac{\text{Ending Underlying Index Level} - \text{Initial Underlying Index Level}}{\text{Initial Underlying Index Level}}$$

With respect to the Underlying Index, the "closing level" on any trading day will equal the closing level of the Underlying Index or any S&P successor index (as defined below) or alternative calculation of the Underlying Index described under "The S&P 500® Index — Discontinuation of the S&P 500® Index; Alteration of Method of Calculation" at the regular official weekday close of the principal trading session of the New York Stock Exchange (the "NYSE"), the American Stock Exchange LLC (the "AMEX"), The NASDAQ Stock Market or the relevant exchange or market for the S&P successor index.

With respect to the Underlying Index, a "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the NYSE, the AMEX, The NASDAQ Stock Market, the Chicago Mercantile Exchange Inc., the Chicago Board Options Exchange, Incorporated and in the over-the-counter market for equity securities in the United States.

Unless otherwise specified in the relevant terms supplement, the "Underlying Basket Return," as calculated by the calculation agent, is the percentage change of the Underlying Basket calculated by comparing the Ending Underlying Basket Level to the Starting Underlying Basket Level. The relevant terms supplement will specify the manner in which the Ending Underlying Basket Level will be determined. The Underlying Basket Return, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Underlying Basket Return} = \frac{\text{Ending Underlying Basket Level} - \text{Starting Underlying Basket Level}}{\text{Starting Underlying Basket Level}}$$

Unless otherwise specified in the relevant terms supplement, the "Starting Underlying Basket Level" will be set equal to 100 on the pricing date, the final Initial Averaging Date, if applicable, or such other date or dates as specified in the relevant terms supplement. The "Ending Underlying Basket Level" is equal to the Underlying Basket Closing Level on the final Ending Averaging Date, or such other date or dates as specified in the relevant terms supplement, or an arithmetic average of the Underlying Basket Closing Levels on each of the Ending Averaging Dates.

Unless otherwise specified in the relevant terms supplement, the "Underlying Basket Closing Level" on any trading day will be calculated as follows:

100 x [1 + (AMEX Hong Kong Return * AMEX Hong Kong Weighting) + (FTSE/Xinhua Return * FTSE/Xinhua Weighting) + (KOSPI 200 Return * KOSPI 200 Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting) + (MSCI Taiwan Return * MSCI Taiwan Weighting)]

Unless otherwise specified in the relevant terms supplement, on any trading day the AMEX Hong Kong Return, FTSE/Xinhua Return, KOSPI 200 Return, MSCI Singapore Return and MSCI Taiwan Return are the performance of the respective Basket Components, expressed as a percentage, from the relevant index starting level to the relevant index closing level on such trading day.

The AMEX Hong Kong Weighting, the FTSE/Xinhua Weighting, the KOSPI 200 Weighting, the MSCI Singapore Weighting and the MSCI Taiwan Weighting (each a "Component Weighting," and collectively, the "Component Weightings") are the respective weights of each of the Basket Components in the Underlying Basket as specified in the relevant terms supplement and will be fixed for the term of the notes. For example, if the relevant terms supplement specifies that the AMEX Hong Kong Index is weighted to compose 18% of the value of the Underlying Basket, the AMEX Hong Kong Weighting is 18%. The Underlying Basket may consist of fewer than all five Basket Components, in which case the weight of each Basket Component not included in the Basket will be deemed to be 0%.

On any trading day, the "AMEX Hong Kong Return" is calculated as follows, unless otherwise specified in the relevant terms supplement:

$$\text{AMEX Hong Kong Return} = \frac{\text{AMEX Hong Kong Closing Level} - \text{AMEX Hong Kong Starting Level}}{\text{AMEX Hong Kong Starting Level}}$$

where the "AMEX Hong Kong Starting Level" is the closing level of the AMEX Hong Kong 30 Index on the pricing date or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the closing levels of the AMEX Hong Kong 30 Index on each of the Initial Averaging Dates, and the "AMEX Hong Kong Closing Level" is the closing level of the AMEX Hong Kong 30 Index on such trading day.

On any trading day, the "FTSE/Xinhua Return" is calculated as follows, unless otherwise specified in the relevant terms supplement:

$$\text{FTSE/Xinhua Return} = \frac{\text{FTSE/Xinhua Closing Level} - \text{FTSE/Xinhua Starting Level}}{\text{FTSE/Xinhua Starting Level}}$$

where the "FTSE/Xinhua Starting Level" is the closing level of the FTSE/Xinhua China 25 Index on the pricing date or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the closing levels of the FTSE/Xinhua China 25 Index on each of the Initial Averaging Dates, and the "FTSE/Xinhua Closing Level" is the closing level of the FTSE/Xinhua China 25 Index on such trading day.

On any trading day, the "KOSPI 200 Return" is calculated as follows, unless otherwise specified in the relevant terms supplement:

$$\text{KOSPI 200 Return} = \frac{\text{KOSPI 200 Closing Level} - \text{KOSPI 200 Starting Level}}{\text{KOSPI 200 Starting Level}}$$

where the "KOSPI 200 Starting Level" is the closing level of the KOSPI 200 on the pricing date or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the closing levels of the KOSPI 200 on each of the Initial Averaging Dates, and the "KOSPI 200 Closing Level" is the closing level of the KOSPI 200 on such trading day.

On any trading day, the "MSCI Singapore Return" is calculated as follows, unless otherwise specified in the relevant terms supplement:

$$\text{MSCI Singapore Return} = \frac{\text{MSCI Singapore Closing Level} - \text{MSCI Singapore Starting Level}}{\text{MSCI Singapore Starting Level}}$$

where the "MSCI Singapore Starting Level" is the closing level of the MSCI Singapore Index on the pricing date or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the closing levels of the MSCI Singapore Index on each of the Initial Averaging Dates, and the "MSCI Singapore Closing Level" is the closing level of the MSCI Singapore Index on such trading day.

On any trading day, the "MSCI Taiwan Return" is calculated as follows, unless otherwise specified in the relevant terms supplement:

$$\text{MSCI Taiwan Return} = \frac{\text{MSCI Taiwan Closing Level} - \text{MSCI Taiwan Starting Level}}{\text{MSCI Taiwan Starting Level}}$$

where the "MSCI Taiwan Starting Level" is the closing level of the MSCI Taiwan Index on the pricing date or such other date or dates as specified in the relevant terms supplement, or the arithmetic average of the closing levels of the MSCI Taiwan Index on each of the Initial Averaging Dates, and the "MSCI Taiwan Closing Level" is the closing level of the MSCI Taiwan Index on such trading day.

With respect to each Basket Component, the "closing level" on any trading day will equal the official closing level of such Basket Component or any successor index thereto (as described below) published following the regular official weekday close of trading for such Basket Component on that trading day. In certain circumstances, the "closing level" will be based on the alternate calculation of such Basket Component described under the index description section for such Basket Component.

With respect to each Basket Component, a "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchanges (as defined in "General Terms of Notes — Market Disruption Events") for securities underlying such Basket Component or the relevant successor index, and (ii) the exchanges on which futures or options contracts related to such Basket Component or the relevant successor index are traded, other than a day on which trading on such relevant exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time.

The Initial Averaging Dates, if applicable, will be specified in the relevant terms supplement and any such date is subject to adjustment as described below. If an Initial Averaging Date for the Underlying Index or the Underlying Basket is not a trading day with respect to the Underlying Index or any Basket Component, as applicable, or if there is a market disruption event with respect to the Underlying Index or any Basket Component, as applicable, on such day (any such Basket Component affected by a non-trading day or a market disruption event, a "Disrupted Basket Component"), the applicable Initial Averaging Date for the Underlying Index or the Underlying Basket, as applicable, will be the immediately succeeding trading day for the Underlying Index or any such Disrupted Basket Component, as applicable, during which no market disruption event for the Underlying Index or such Disrupted Basket Component, as applicable, shall have occurred or be continuing; *provided* that if the Initial Averaging Date for the Underlying Basket is postponed, the Underlying Basket Closing Level on such Initial Averaging Date, as postponed, shall be determined by using (1) the closing level for each Basket Component (other than any such Disrupted Basket Component) on the originally scheduled Initial Averaging Date for the Underlying Basket and (2) the closing level for any such Disrupted Basket Component on the immediately succeeding trading day for such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing. For the avoidance of doubt, if an Initial Averaging Date for the Underlying Basket is to be postponed as described above, and there are two or more Disrupted Basket Components and the first trading day on which there is no market disruption event relating to the first Disrupted Basket Component is different from such trading day for one or more of the other Disrupted Basket Components, such Initial Averaging Date will be postponed to the latest of such trading days. Under these circumstances, the calculation agent will calculate the Underlying Basket Closing Level for such Initial Averaging Date using the closing levels of the Disrupted Basket Components on different trading days.

In no event, however, shall any Initial Averaging Date for the Underlying Index or the Underlying Basket be postponed more than ten business days following the date originally scheduled to be such Initial Averaging Date. If the tenth business day following the date originally scheduled to be the applicable Initial Averaging Date for the Underlying Index or the Underlying Basket, as applicable, is not a trading day with respect to the Underlying Index or any Disrupted Basket Component, as applicable, or there is a market disruption event with respect to the Underlying Index or any Disrupted Basket Component, as applicable, on such tenth business day, the calculation agent will determine the closing level for the Underlying Index or any such Disrupted Basket Component, as applicable, for such date in accordance with the formula for and method of calculating such closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently constituting the Underlying Index or such Disrupted Basket Component, as applicable.

The Underlying Valuation Date(s), which will either be a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Ending Averaging Date, will be specified in the relevant terms supplement, and any such date is subject to adjustment as described below.

The maturity date will be specified in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the final Underlying Valuation Date for either Underlying is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Underlying Valuation Date for such Underlying as postponed, unless otherwise specified in the relevant terms supplement. If, due to a market disruption event or otherwise, the applicable final Underlying Valuation Date for both Underlyings is postponed so that one or both dates fall less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the later of the two final Underlying Valuation Dates as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Interest Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Notes with a maturity of more than one year

If an Underlying Valuation Date for the Underlying Index or the Underlying Basket is not a trading day with respect to the Underlying Index or any Basket Component, as applicable, or if there is a market disruption event with respect to the Underlying Index or any Basket Component, as applicable, on such day, the applicable Underlying Valuation Date for the Underlying Index or the Underlying Basket, as applicable, will be the immediately succeeding trading day for the Underlying Index or any such Disrupted Basket Component, as applicable, during which no market disruption event for the Underlying Index or such Disrupted Basket Component, as applicable, shall have occurred or be continuing; *provided* that if the Underlying Valuation Date for the Underlying Basket is postponed, the Underlying Basket Closing Level on such Underlying Valuation Date, as postponed, shall be determined by using (1) the closing level for each Basket Component (other than any such Disrupted Basket Component) on the originally scheduled Underlying Valuation Date for the Underlying Basket and (2) the closing level for any such Disrupted Basket Component on the immediately succeeding trading day for such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing. For the avoidance of doubt, if an Underlying Valuation Date for the Underlying Basket is to be postponed as described above, and there are two or more Disrupted Basket Components and the first trading day on which there is no market disruption event relating to the first Disrupted Basket Component is different from such trading day for one or more of the other Disrupted Basket Components, such Underlying Valuation Date will be postponed to the latest of such trading days. Under these circumstances, the calculation agent will calculate the Underlying Basket Closing Level for such Underlying Valuation Date using the closing levels of the Disrupted Basket Components on different trading days.

In no event, however, shall any Underlying Valuation Date for the Underlying Index or the Underlying Basket be postponed more than ten business days following the date originally scheduled to be such Underlying Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Underlying Valuation Date for the Underlying Index or the Underlying Basket, as applicable, is not a trading day with respect to the Underlying Index or any Disrupted Basket Component, as applicable, or there is a market disruption event with respect to the Underlying Index or any Disrupted Basket Component, as applicable, on such tenth business day, the calculation agent will determine the closing level for the Underlying Index or any such Disrupted Basket Component, as applicable, for such date in accordance with the formula for and method of calculating such closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently constituting the Underlying Index or such Disrupted Basket Component, as applicable.

Notes with a maturity of not more than one year

If an Underlying Valuation Date for the Underlying Index or the Underlying Basket is not a trading day with respect to the Underlying Index or any Basket Component, as applicable, or if there is a market disruption event with respect to the Underlying Index or any Basket Component, as applicable, on such day, the applicable Underlying Valuation Date for the Underlying Index or the Underlying Basket, as applicable, will be the immediately succeeding trading day for the Underlying Index or any such Disrupted Basket Component, as applicable, during which no market disruption event for the Underlying Index or such Disrupted Basket Component, as applicable, shall have occurred or be continuing; *provided* that if the Underlying Valuation Date for the Underlying Basket is postponed, the Underlying Basket Closing Level on such Underlying Valuation Date, as postponed, shall be determined by using (1) the closing level for each Basket Component (other than any such Disrupted Basket Component) on the originally scheduled Underlying Valuation Date for the Underlying Basket and (2) the closing level for any such Disrupted Basket Component on the immediately succeeding trading day for such Disrupted Basket Component during which no market disruption event for such Disrupted Basket Component shall have occurred or be continuing; *provided, further,* that no Underlying Valuation Date for the Underlying Index or the Underlying Basket, as postponed, shall produce a maturity date more than one year (counting for this purpose either the issue date or the last possible date that the notes could be outstanding, but not both) after the issue date (the last date that could serve as the final Underlying Valuation Date without causing the maturity date to be more than one year after the issue date, the "Final Disrupted Valuation Date"). For the avoidance of doubt, if an Underlying Valuation Date for the Underlying Basket is to be postponed as described above, and there are two or more Disrupted Basket Components and the first trading day on which there is no market disruption event relating to the first Disrupted Basket Component is different from such trading day for one or more of the other Disrupted Basket Components, such Underlying Valuation Date will be postponed to the latest of such trading days. Under these circumstances, the calculation agent will calculate the Underlying Basket Closing Level for such Underlying Valuation Date using the closing levels of the Disrupted Basket Components on different trading days.

In no event, however, shall any Underlying Valuation Date for the Underlying Index or the Underlying Basket be postponed more than ten business days following the date originally scheduled to be such Underlying Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Underlying Valuation Date for the Underlying Index or the Underlying Basket, as applicable, is not a trading day with respect to the Underlying Index or any Disrupted Basket Component, as applicable, or there is a market disruption event with respect to the Underlying Index or any Disrupted Basket Component, as applicable, on such tenth business day, the calculation agent will determine the closing level for the Underlying Index or any such Disrupted Basket Component, as applicable, for such date in accordance with the formula for and method of calculating such closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each security most recently constituting the Underlying Index or such Disrupted Basket Component, as applicable.

Notwithstanding the foregoing, if any Underlying Valuation Date for the Underlying Index or the Underlying Basket has been postponed to the Final Disrupted Valuation Date (treating any such Underlying Valuation Date that is not the final Underlying Valuation Date as if it were the final Underlying Valuation Date), and such Final Disrupted Valuation Date is not a trading day with respect to the Underlying Index or any Disrupted Basket Component, as applicable, or there is a market disruption event with respect to the Underlying Index or any Disrupted Basket Component, as applicable, on such Final Disrupted Valuation Date, the calculation agent will determine the closing level for the Underlying Index or any such Disrupted Basket Component, as applicable, for such Final Disrupted Valuation Date in accordance with the formula for and method of calculating such closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on the business day immediately preceding such Final Disrupted Valuation Date of each security most recently constituting the Underlying Index or such Disrupted Basket Component, as applicable. **For the avoidance of doubt, in no event shall any Underlying Valuation Date occur after the Final Disrupted Valuation Date.**

Interest Payments

If the relevant terms supplement specifies that the notes will bear interest, the notes will bear interest at the rate per annum, or such other rate or rates, as specified in such terms supplement. Under these circumstances, interest will accrue from the issuance date of the notes to but excluding the maturity date. Interest will be paid in arrears on each date specified in the relevant terms supplement (each such date an "Interest Payment Date") to but excluding the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to that Interest Payment Date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement. Interest on the notes will be calculated based on a 360-day year of twelve 30-day months, unless otherwise specified in the relevant terms supplement. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next interest payment period will commence as if the payment had not been delayed. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes may not pay interest or guarantee any return of principal prior to maturity unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to investing directly in Underlying Index, the Underlying Basket, the Basket Components or any of the component stocks of the Underlying Index or any Basket Component. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

The notes differ from conventional debt securities.

The notes combine features of equity and debt. The terms of the notes differ from those of conventional debt securities in that we may not pay interest on the notes or, if we do pay interest, a significant portion of your total payment at maturity may be based on the performance of the Lesser Performing Underlying rather than the interest rate we will pay you. Where the relevant terms supplement does not provide for interest payments, if, with respect to the Lesser Performing Underlying, the Ending Underlying Index Level or the Ending Underlying Basket Level, as the case may be, does not exceed, or in certain cases, equal, the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable, and if the closing level of the Underlying Index or the Underlying Basket Closing Level, as the case may be, is less than the Knock-Out Level, if any, on each of the trading days specified in the relevant terms supplement, at maturity you will receive only $1,000 (plus the Minimum Return, if any) for each $1,000 principal amount note, unless otherwise specified in the relevant terms supplement. Therefore, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security. The return at maturity of only the applicable principal amount of each note (plus the Minimum Return, if any) will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The notes may not pay more than the applicable principal amount, and accrued and unpaid interest, if applicable, at maturity.

If, with respect to the Lesser Performing Underlying, the Ending Underlying Index Level or the Ending Underlying Basket Level, as the case may be, is less than, or, in certain cases, equal to the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable, and the closing level of the Underlying Index or the Underlying Basket Closing Level, as the case may be, is less than the Knock-Out Level, if any, on all of the trading days specified in the relevant terms supplement, you will receive only the applicable interest payments, if any, set forth in the terms supplement and, unless otherwise specified in the relevant terms supplement, $1,000 (plus the Minimum Return, if any) for each $1,000 principal amount note you hold at maturity. This will be true even if the value of the Lesser Performing Underlying was higher than its Initial Underlying Index Level or Starting Underlying Basket Level, as applicable, at some time during the term of the notes but later falls below the Initial Underlying Index Level or Starting Underlying Basket Level, as applicable. Because the notes may accrue interest at an interest rate lower than that payable for other debt securities issued by us with a comparable maturity, the return on your investment in the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity. This return may not fully compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

Your return on the notes will be determined by the Lesser Performing Underlying.

Your return on the notes will be determined by the Lesser Performing Underlying, and therefore the notes may not return more than the applicable principal amount of your investment even if, with respect to the Lesser Performing Underlying, the Ending Underlying Index Level or the Ending Underlying Basket Level, as the case may be, is above the Initial Underlying Index Level or Starting Underlying Basket Level, as applicable.

For example, if the Ending Underlying Index Level was above the Initial Underlying Index Level, but the Ending Underlying Basket Level was below the Starting Underlying Basket Level, the payment at maturity of the notes would be determined based on the Underlying Basket Return and you would receive only the applicable principal amount of your investment at maturity (plus the Minimum Return, if any).

The Initial Underlying Index Level and/or the starting levels for the Basket Components may be determined after the issue date of the notes.

If so specified in the relevant terms supplement, the Initial Underlying Index Level and/or the starting levels for the Basket Components will be determined based on the arithmetic average of the closing levels of the Underlying Index or the Basket Components, as applicable, on the Initial Averaging Dates specified in that relevant terms supplement. One or more of the Initial Averaging Dates specified may occur on or following the issue date of the notes; as a result, the Initial Underlying Index Level and/or the starting levels for the Basket Components may not be determined, and you may therefore not know such value, until after the issue date. Similarly, the global note certificate representing the notes, which will be deposited with The Depository Trust Company on the issue date as described under "General Terms of Notes — Book-Entry Only Issuance — The Depository Trust Company," will not set forth the Initial Underlying Index Level and/or the starting levels for the Basket Components. The Initial Underlying Index Level and/or the starting levels for the Basket Components will be used in the calculation of the Underlying Index Return or the returns for the various Basket Components, as applicable, and the returns for the various Basket Components will be used in calculating the Basket Return. If there are any increases in the closing levels of the Underlying Index or the Basket Components on the Initial Averaging Dates that occur after the issue date and such increases result in the Initial Underlying Index Level and/or the starting levels for one or more of the Basket Components being higher than the closing level of the Underlying Index or such Basket Component(s), as applicable, on the issue date, this may establish higher levels that the Underlying Index and/or the Basket Components must achieve for you to receive at maturity more than the applicable principal amount of your notes and, if applicable, the Minimum Return.

With respect to the Lesser Performing Underlying, the Ending Underlying Index Level or the Ending Underlying Basket Level, as applicable, may be less than the closing level of the Underlying Index or the Underlying Basket Closing Level at other times during the term of the notes.

Because the Ending Underlying Index Level and the Ending Underlying Basket Level are calculated based on the closing level of the Underlying Index or the Underlying Basket Closing Level, respectively, on one or more Underlying Valuation Dates during the term of the notes, the level of the Lesser Performing Underlying at other times during the term of the notes could be higher than the Ending Underlying Index Level or the Ending Underlying Basket Level, as applicable. This difference could be particularly large if there is a significant increase in the level of the Lesser Performing Underlying before and/or after the Underlying Valuation Date(s) or if there is a significant decrease in the level of the Lesser Performing Underlying around the time of the Underlying Valuation Date(s) or if there is significant volatility, with respect to the Lesser Performing Underlying, in the closing level of the Underlying Index or the Underlying Basket Closing Level, as applicable, during the term of the notes (especially on dates near the Underlying Valuation Date(s)). For example, when the Underlying Valuation Date of the notes is near the end of the term of the notes, then if, with respect to the Lesser Performing Underlying, the closing level of the Underlying Index or the Underlying Basket Closing Level, as the case may be, increases or remains relatively constant during the initial term of the notes and then decreases below the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable, the Ending Underlying Index Level or the Ending Underlying Basket Level may be significantly less than if it were calculated on a date earlier than the Underlying Valuation Date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested directly in the Underlying Index, the Underlying Basket, the Basket Components, any of the component stocks of the Underlying Index or any Basket Component or contracts relating to the Underlying Index or any Basket Component for which there is an active secondary market.

The appreciation potential of the notes will be limited by the Knock-Out Level, if applicable.

If the notes have a Knock-Out Level, the appreciation potential of the notes is limited by the Knock-Out Level and the corresponding Knock-Out Rate. For example, if the Knock-Out Level equals 125% of the Initial Underlying Index Level and the Starting Underlying Basket Level, as applicable, the appreciation potential of the notes is limited to 24.99%. With respect to the Lesser Performing Underlying, once the closing level of the Underlying Index or the Underlying Basket Closing Level, as the case may be, equals or exceeds the Knock-Out Level, the appreciation potential of the notes is limited to the Knock-Out Rate, even if the Lesser Underlying Return is greater than the Knock-Out Rate. For notes with a Knock-Out Level, if, with respect to the Lesser Performing Underlying, the closing level of the Underlying Index or the Underlying Basket Closing Level, as the case may be, is greater than or equal to the Knock-Out Level on any trading day specified in the relevant terms supplement, the return on the notes will equal the Knock-Out Rate multiplied by the applicable principal amount of the notes and will not be determined by reference to the Lesser Underlying Return. This return may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time. Therefore, your return may be less than the return you would have otherwise received if you had invested directly in the Underlying Index, the Underlying Basket, the Basket Components, any of the component stocks of the Underlying Index or any Basket Component or contracts relating to the Underlying Index or any Basket Component for which there is an active secondary market. Under these circumstances, your return will not reflect any potential increase, with respect to the Lesser Performing Underlying, in the Ending Underlying Index Level or the Ending Underlying Basket Level, as the case may be, as compared to the Initial Underlying Index Level or Starting Underlying Basket Level, of greater than the Knock-Out Rate.

The appreciation potential of the notes will be limited by the Fixed Payment, if applicable.

If the notes have a Fixed Payment, the appreciation potential of the notes is limited to the appreciation represented by such Fixed Payment, even if the appreciation in the Lesser Performing Underlying would, but for the Fixed Payment, result in the payment of a greater Additional Amount at maturity. With respect to the Lesser Performing Underlying, if the Ending Underlying Index Level or the Ending Underlying Basket Level, as the case may be, is greater than or equal to the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable, the return on the notes will equal the Fixed Payment and will not be determined by reference to the Lesser Underlying Return. This return will be limited regardless of the appreciation of the Lesser Performing Underlying, which may be significant. Therefore, under certain circumstances, your return may be less than the return you would have otherwise received if you had invested directly in the Underlying Index, the Underlying Basket, the Basket Components, any of the component stocks of the Underlying Index or any Basket Component or contracts relating to the Underlying Index or any Basket Component for which there is an active secondary market.

The appreciation potential of the notes will be limited by the Maximum Return, if applicable.

If the notes have a Maximum Return, the appreciation potential of the notes is limited to the fixed dollar amount per $1,000 principal amount note specified in the relevant terms supplement as the Maximum Return. The Additional Amount will equal no more than the Maximum Return. Accordingly, the appreciation potential of the notes will be limited to the Maximum Return even if the Additional Amount calculated with reference to the Lesser Underlying Return and Participation Rate would be greater than the Maximum Return.

The Basket Components may not be equally weighted.

Each of the Basket Components may have a different weight in determining the value of the Underlying Basket, depending on the Component Weightings specified in the relevant terms supplement. For example, the relevant terms supplement may specify that AMEX Hong Kong Weighting, the FTSE/Xinhua Weighting, the KOSPI 200 Weighting, the MSCI Singapore Weighting and the MSCI Taiwan Weighting are 15%, 10%, 20%, 30% and 25%, respectively. One consequence of such an unequal weighting of the Basket Components is that the same percentage change in two of the Basket Components may have different effects on the Underlying Basket Closing Level. For example, if the MSCI Singapore Weighting is greater than the AMEX Hong Kong Weighting, a 5% decrease in the MSCI Singapore Index will have a greater effect on the Underlying Basket Closing Level than a 5% decrease in the AMEX Hong Kong 30 Index.

Changes in the value of the Basket Components may offset each other.

Unless otherwise specified in the relevant terms supplement, the notes are linked in part to the Underlying Basket, which is composed of the Basket Components. Price movements in the Basket Components may not correlate with each other. As a result, if the Underlying Basket is the Lesser Performing Underlying, an investment in the notes may only yield a positive return if there occurs a broad based rise in Asian equity values over the term of the notes. At a time when the value of one or more of the Basket Components increases, the value of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Underlying Basket Closing Level, increases in the value of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the level of the other Basket Component or Components, particularly if the Basket Component or Components that appreciate are of relatively low weight in the Underlying Basket. There can be no assurance that the Ending Underlying Basket Level will be higher than the Starting Underlying Basket Level. Unless the relevant terms supplement provides for interest payments, a Knock-Out feature and/or a Minimum Return, if the Underlying Basket is the Lesser Performing Underlying and the Underlying Basket Return is flat or negative, you will only receive the principal amount of your notes at maturity.

If the Participation Rate is less than 100%, the Additional Amount will be limited by the Participation Rate.

If the Participation Rate is less than 100% and, with respect to the Lesser Performing Underlying, the Ending Underlying Index Level or the Ending Underlying Basket Level, as the case may be, exceeds the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable, the Additional Amount you receive at maturity will equal only a percentage, as specified in the relevant terms supplement, of the performance of the Lesser Performing Underlying above the Initial Underlying Index Level or Starting Underlying Basket Level, as applicable. Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the performance of the Lesser Performing Underlying.

Your return on the notes will not reflect dividends on the common stocks of the companies in the Indices.

Your return on the notes will not reflect the return you would realize if you actually owned the common stocks of the companies included in one or both of the Indices and received the dividends paid on those stocks. This is because the calculation agent will calculate the amount payable to you at maturity by reference to the level of the Lesser Performing Underlying. The closing levels of the Underlying Index and of each Basket Component reflect the prices of the common stocks as calculated in the Underlying Index and each Basket Component without taking into consideration the value of dividends paid on those stocks.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the Indices have appreciated since the date of the issuance of the notes. The potential returns described in any terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc. may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities Inc. is willing to buy the notes. If at any time J.P. Morgan Securities Inc. or another Agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Underlyings (including the Basket Components) and interest rates on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Underlyings (including the Basket Components). The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the Underlyings (including the Basket Components);

- the time to maturity of the notes;

- the dividend rate on the common stocks included in the Underlyings (including the Basket Components);

- the expected positive or negative correlation between the Underlying Index and the Underlying Basket (including the Basket Components), or the expected absence of any such correlation;

- interest and yield rates in the market generally as well as in each of the markets of the securities composing the Underlyings (including the Basket Components);

- economic, financial, political, regulatory or judicial events that affect the stocks included in the Underlyings (including the Basket Components) or stock markets generally and which may affect the Initial Underlying Index Level, the Starting Underlying Basket Level and/or the closing levels for the Underlyings (including the Basket Components) on any Underlying Valuation Date;

- the exchange rate and the volatility of the exchange rate between the U.S. dollar, the Hong Kong dollar, the Chinese renminbi, the South Korean won, the Singapore dollar and the new Taiwan dollar;

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

You cannot predict the future performance of the Underlyings (including the Basket Components) based on their respective historical performances. The value of the Underlyings (including the Basket Components) may decrease such that you may not receive any return of your investment. The Ending Underlying Index Level or the Ending Underlying Basket Level, as the case may be, may be flat or negative as compared to its respective Initial Underlying Index Level or Starting Underlying Basket Level, in which event you will only receive the applicable principal amount of your notes at maturity unless the relevant terms supplement provides for interest payments, a Minimum Return and/or includes a Knock-Out feature.

The Underlying Basket Return will not be adjusted for changes in exchange rates that might affect the Basket Components.

Although the stocks composing the Basket Components are traded in currencies other than U.S. dollars, and the notes, which are linked in part to the Underlying Basket and therefore the Basket Components, are denominated in U.S. dollars, the Underlying Basket Closing Level on any Underlying Valuation Date and the amount payable on the notes at maturity will not be adjusted for changes in the exchange rate between U.S. dollars and the currencies upon which the stocks included in the Basket Components are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Basket Components and, as a result, the Underlying Basket Return. The amount we pay in respect of the notes (including the Additional Amount, if any) on the maturity date will be determined solely in accordance with the procedures described in "Description of Notes — Payment at Maturity" and "Description of Notes — Interest Payments," if applicable.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the applicable principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which J.P. Morgan Securities Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by J.P. Morgan Securities Inc., as a result of such compensation or other transaction costs.

Standard & Poor's may adjust the S&P 500® Index in a way that affects its level, and S&P has no obligation to consider your interests.

Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"), is responsible for calculating and maintaining the S&P 500® Index. S&P can add, delete or substitute the stocks underlying the S&P 500® Index or make other methodological changes that could change the level of the S&P 500® Index. On March 21, 2005, S&P began to use a revised methodology for calculating the S&P 500® Index and on September 16, 2005, S&P completed its transition to the new calculation methodology. You should realize that the changing of companies included in the S&P 500® Index may affect the S&P 500® Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the S&P 500® Index. Any of these actions could adversely affect the value of the notes. S&P has no obligation to consider your interests in calculating or revising the S&P 500® Index. See "The S&P 500® Index."

AMEX may adjust the AMEX Hong Kong 30 Index in a way that affects its level, and AMEX has no obligation to consider your interests.

The American Stock Exchange LLC (the "AMEX"), the publisher of the AMEX Hong Kong 30 Index, is responsible for calculating and maintaining the AMEX Hong Kong 30 Index. AMEX can add, delete or substitute the stocks underlying the AMEX Hong Kong 30 Index or make other methodological changes that could change the level of the AMEX Hong Kong 30 Index. You should realize that the changing of companies included in the AMEX Hong Kong 30 Index may affect the AMEX Hong Kong 30 Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, AMEX may alter, discontinue or suspend calculation or dissemination of the AMEX Hong Kong 30 Index. Any of these actions could adversely affect the value of the notes. AMEX has no obligation to consider your interests in calculating or revising the AMEX Hong Kong 30 Index. See "The AMEX Hong Kong 30 Index."

FTSE/Xinhua Index Limited may adjust the FTSE/Xinhua China 25 Index in a way that affects its level, and FTSE/Xinhua Index Limited has no obligation to consider your interests.

FTSE/Xinhua Index Limited ("FXI"), the publisher of the FTSE/Xinhua China 25 Index, is responsible for calculating and maintaining the FTSE/Xinhua China 25 Index. FXI can add, delete or substitute the stocks underlying the FTSE/Xinhua China 25 Index or make other methodological changes that could change the level of the FTSE/Xinhua China 25 Index. You should realize that the changing of companies included in the FTSE/Xinhua China 25 Index may affect the FTSE/Xinhua China 25 Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, FXI may discontinue or suspend calculation or dissemination of the FTSE/Xinhua China 25 Index. Any of these actions could adversely affect the value of the notes. FXI has no obligation to consider your interests in calculating or revising the FTSE/Xinhua China 25 Index. See "The FTSE/Xinhua China 25 Index."

Korea Exchange may adjust the KOSPI 200 in a way that affects its level, and Korea Exchange has no obligation to consider your interests.

Korea Exchange ("KRX"), the publisher of the KOSPI 200, is responsible for calculating and maintaining the KOSPI 200. KRX can add, delete or substitute the stocks underlying the KOSPI 200 or make other methodological changes that could change the level of the KOSPI 200. You should realize that the changing of companies included in the KOSPI 200 may affect the KOSPI 200, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, KRX may discontinue or suspend calculation or dissemination of the KOSPI 200. Any of these actions could adversely affect the value of the notes. KRX has no obligation to consider your interests in calculating or revising the KOSPI 200. See "The Korea Stock Price Index 200."

MSCI may adjust the MSCI Singapore Index in a way that affects its level, and MSCI has no obligation to consider your interests.

Morgan Stanley Capital International Inc. ("MSCI") is also responsible for calculating and maintaining the MSCI Singapore Index. MSCI can add, delete or substitute the stocks underlying the MSCI Singapore Index or make other methodological changes that could change the level of the MSCI Singapore Index. You should realize that the changing of companies included in the MSCI Singapore Index may affect the MSCI Singapore Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, MSCI may alter, discontinue or suspend calculation or dissemination of the MSCI Singapore Index. Any of these actions could adversely affect the value of the notes. MSCI has no obligation to consider your interests in calculating or revising the MSCI Singapore Index. See "The MSCI Singapore Index."

MSCI may adjust the MSCI Taiwan Index in a way that affects its level, and MSCI has no obligation to consider your interests.

MSCI is responsible for calculating and maintaining the MSCI Taiwan Index. MSCI can add, delete or substitute the stocks underlying the MSCI Taiwan Index or make other methodological changes that could change the level of the MSCI Taiwan Index. You should realize that the changing of companies included in the MSCI Taiwan Index may affect the MSCI Taiwan Index, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, MSCI may alter, discontinue or suspend calculation or dissemination of the MSCI Taiwan Index. Any of these actions could adversely affect the value of the notes. MSCI has no obligation to consider your interests in calculating or revising the MSCI Taiwan Index. See "The MSCI Taiwan Index."

We are currently one of the companies that make up the S&P 500® Index but we are not affiliated with any other company included in the S&P 500® Index or any of the Basket Components.

We are currently one of the companies that make up the S&P 500® Index, but we are not affiliated with any of the other companies the stock of which is included in the S&P 500® Index or any Basket Component included in the Underlying Basket. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks included in the S&P 500® Index or any Basket Component or your notes. None of the money you pay us will go to

S&P, AMEX, FXI, KRX, MSCI or any of the other companies included in the S&P 500® Index or any Basket Component, and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

You will have no shareholder rights in issuers of stocks that compose the Underlying Index or any Basket Component.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the securities composing the Underlying Index or any Basket Component would have.

We or our affiliates may have adverse economic interests to the holders of the notes.

J.P. Morgan Securities Inc. and other affiliates of ours trade the stocks included in the Underlying Index or any Basket Component, and other financial instruments related to the Underlying Index, the Underlying Basket or any Basket Component, and to the component stocks of the Underlying Index or any Basket Component on a regular basis, for their accounts and for other accounts under their management. J.P. Morgan Securities Inc. and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Underlying Index, the Underlying Basket or any Basket Component. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of the Underlying Index, the Underlying Basket and/or any Basket Component and, accordingly, could affect the value of the notes and any Additional Amount payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies whose stock is included in the Underlying Index or any Basket Component, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies whose stock is included in the Underlying Index or any Basket Component. Any prospective purchaser of notes should undertake an independent investigation of each company whose stock is included in the Underlying Index or any Basket Component as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of either or both Underlyings, one or more Basket Components or the stocks included in the Underlying Index or any Basket Component. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Underlying Index Level, the Ending Underlying Index Level, the Underlying Index Return, the Starting Underlying Basket Level, the Ending Underlying Basket Level, the Underlying Basket Return, the Underlying Basket Closing Level on any trading day, including the AMEX Hong Kong Return, the AMEX Hong Kong Closing Level, the FTSE/Xinhua Return, the FTSE/Xinhua Closing Level, the KOSPI 200 Return, the KOSPI 200 Closing Level, the MSCI Taiwan Return, the MSCI Taiwan Closing Level, the MSCI Singapore Return and the MSCI Singapore Closing Level, the closing level of the Underlying Index on each Underlying Valuation Date and each Initial Averaging Date, if applicable, and the Additional Amount, if any, that we will pay you at maturity, as well as with respect to the Lesser Performing Underlying, whether the closing level of the Underlying

Index or the Underlying Basket Closing Level, as the case may be, is greater than or equal to the Knock-Out Level (for notes with a Knock-Out Level), whether the Ending Underlying Index Level or the Ending Underlying Basket Level, as the case may be, is equal to or greater than the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable, and if the notes bear interest, the amount of interest payable, if any, on any Interest Payment Date. The calculation agent will also be responsible for determining whether a market disruption event has occurred with respect to the Underlying Index or any Basket Component, whether the Underlying Index or any Basket Component has been discontinued, whether there has been a material change in the method of calculation of the Underlying Index or any Basket Component and, if the notes bear interest, whether a day is an Interest Payment Date. In performing these duties, J.P. Morgan Securities Inc. may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where J.P. Morgan Securities Inc., as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Ending Underlying Index Level, the Ending Underlying Basket Level, the closing level for the Underlying Index or any Basket Component or the Underlying Basket Closing Level on any Underlying Valuation Date or any Initial Averaging Date, if applicable, or the Underlying Index Return and the Underlying Basket Return, and calculating the payment at maturity that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Underlying Valuation Dates or Initial Averaging Dates, if applicable, and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events."

Generally, if the term of the notes is not more than one year, the notes will be treated as short-term debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is not more than one year (including either the issue date or the last possible date that the notes could be outstanding, but not both), the notes will be treated as "short-term" debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You are urged to review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 89-I and consult your tax adviser regarding your particular circumstances.

Generally, if the term of the notes is more than one year, the notes will be contingent payment debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is more than one year (including either the issue date or the last possible date that the notes could be outstanding, but not both), the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, you will generally be required to recognize interest income in each year at a "comparable yield," even though we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes and the projected amount of stated interest, if any, will reduce your basis in the notes. Generally, amounts received at maturity or on earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will generally be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income) with the balance treated as capital loss, which may be subject to limitations. Losses may be subject to special reporting requirements. You are urged to review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 89-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

The stocks that constitute the Basket Components have been issued by non-U.S. companies. Investments in securities indexed to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, or the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. jurisdictions may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other foreign laws or restrictions. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The Basket Components include stocks of companies incorporated in Hong Kong, China, Korea, Singapore and Taiwan. Each of these countries has its own risks and special circumstances which may have a positive or negative impact on the companies included in the Basket Components, and therefore, the value of your notes.

The Chinese, Hong Kong, Korean, Singaporean, Taiwanese and other foreign securities markets on which the securities of the companies included in the Basket Components are traded are not as large as the U.S. securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility relative to the U.S. securities markets. There is also a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of certain types of investors (including investment funds and other institutional investors) in these securities markets. As a result, the Chinese, Hong Kong, Korean, Singaporean, Taiwanese and other foreign securities markets on which the securities of the companies included in the Basket Components are traded may be subject to significantly greater risk and price volatility than the U.S. securities markets.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes. Unless otherwise specified in the relevant terms supplement, these commissions will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Underlying Index or any Basket Component, and other financial instruments related to, or whose value is derived from, the Underlying Index or any Basket Component, and the component stocks of the Underlying Index or any Basket Component. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially increase the level of the Underlying Index, the Underlying Basket and/or any Basket Component, as well as the Initial Underlying Index Level and the Starting Underlying Basket Level, and therefore, effectively establish a higher level that one or both Underlyings must achieve for you to receive at maturity of the notes more than the applicable principal amount of your notes (other than, if applicable, any interest payment or payment of the Minimum Return). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Underlying Index or any Basket Component, and other financial instruments related to, or whose value is derived from, the Underlying Index or any Basket Component, and the component stocks of the Underlying Index or any Basket Component. Although we have no reason to believe that any of these activities will have a material impact on the level of the Underlying Index or any Basket Component or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE S&P 500® INDEX

We have derived all information contained in this product supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of the McGraw-Hill Companies, Inc. ("S&P"). The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "Market Value" of any Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange (the "NYSE") and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500® Index became fully float-adjusted. S&P's criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;
- holdings by government entities, including all levels of government in the United States or foreign countries; and
- holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this product supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500® Index's base period of 1941–43 (the "Base Period").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock Split (*e.g.*, 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No
Share Issuance (*i.e.*, change ≥5%)	Shares Outstanding plus newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥5%)	Shares Outstanding minus Repurchased Shares	Yes
Special Cash Dividends	Share Price minus Special Dividend	Yes
Company Change	Add new company Market Value minus old company Market Value	Yes
Rights Offering	Price of parent company minus: $$\frac{\text{Price of Rights}}{\text{Rights Ratio}}$$	Yes
Spin-offs	Price of parent company minus: $$\frac{\text{Price of Spin-off Co.}}{\text{Share Exchange Ratio}}$$	Yes

Stock splits and stock dividends do not affect the Index Divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement with S&P

S&P and J.P. Morgan Securities Inc. have entered into a non-exclusive license agreement providing for the sub-license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P without regard to JPMorgan Chase & Co. or the notes. S&P has no obligation to take the needs of JPMorgan Chase & Co. or the holders of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S", "S&P", "S&P 500" AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY J.P. MORGAN SECURITIES INC. AND SUB-LICENSED FOR USE BY JPMORGAN CHASE & CO. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

Discontinuation of the S&P 500® Index; Alteration of Method of Calculation

If S&P discontinues publication of the S&P 500® Index and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued S&P 500® Index (such index being referred to herein as an "S&P successor index"), then the closing level of the S&P 500® Index on any relevant Initial Averaging Date, if applicable, Underlying Valuation Date or other relevant date or dates as set forth in the relevant terms supplement will be determined by reference to the level of such S&P successor index at the close of trading on the NYSE, the AMEX, The NASDAQ Stock Market or the relevant exchange or market for the S&P successor index on such day.

Upon any selection by the calculation agent of a S&P successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If S&P discontinues publication of the S&P 500® Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Underlying Valuation Date or other relevant date on which the closing level of the S&P 500® Index is to be determined, and the calculation agent determines, in its sole discretion, that no S&P successor index is available at such time, or the calculation agent has previously selected an S&P successor index and publication of such S&P successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Underlying Valuation Date or other relevant date, then the calculation agent will determine the closing level of the S&P 500® Index for such date. The closing level of the S&P 500® Index will be computed by the calculation agent in accordance with the formula for and method of calculating the S&P 500® Index or S&P successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the S&P 500® Index or S&P successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the S&P 500® Index or S&P successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the S&P 500® Index or an S&P successor index, or the level thereof, is changed in a material respect, or if the S&P 500® Index or an S&P successor index is in any other way modified so that the S&P 500® Index or such S&P successor index does not, in the opinion of the calculation agent, fairly represent the level of the S&P 500® Index or such S&P successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing level of the S&P 500® Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the S&P 500® Index or such S&P successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level of the S&P 500® Index with reference to the S&P 500® Index or such S&P successor index, as adjusted. Accordingly, if the method of calculating the S&P 500® Index or an S&P successor index is modified so that the level of the S&P 500® Index or such S&P successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the S&P 500® Index), then the calculation agent will adjust its calculation of the S&P 500® Index or such S&P successor index in order to arrive at a level of the S&P 500® Index or such S&P successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE UNDERLYING BASKET

Unless otherwise specified in the relevant terms supplement, the Underlying Basket will be composed of five indices (each a "Basket Component," and together, the "Basket Components"):

Basket Component	Weight
AMEX Hong Kong 30 Index	†
FTSE/Xinhua China 25 Index	†
Korea Stock Price Index 200	†
MSCI Singapore Index	†
MSCI Taiwan Index	†

† The weight of each Basket Component in the Underlying Basket will be specified in the relevant terms supplement and will be fixed for the term of the notes. For example, the relevant terms supplement may specify that each Basket Component has an equal weight in the Underlying Basket, in which case each Basket Component makes up 1/5 of the value of the Underlying Basket, or the relevant terms supplement may specify a different weighting for each of the five Basket Components. The Underlying Basket may consist of fewer than all five Basket Components, in which case the weight of each Basket Component not included in the Basket will be deemed to be 0%.

All information regarding the Basket Components set forth in this product supplement, including, without limitation, their make-up, method of calculation, and changes in their components, has been derived from publicly available information. Such information reflects the policies of, and is subject to change by, the publishers of the respective Basket Components. The Basket Components are calculated, maintained and published by their respective publishers. We make no representation or warranty as to the accuracy or completeness of such information.

THE AMEX HONG KONG 30 INDEX

All information regarding the AMEX Hong Kong 30 Index set forth in this product supplement, including, without limitation, its make-up, method of calculation, and changes in its components, has been derived from publicly available information. Such information reflects the policies of, and is subject to change by, the American Stock Exchange LLC ("AMEX" or the "American Stock Exchange"). The AMEX Hong Kong 30 Index is calculated, maintained and published by the American Stock Exchange. We make no representation or warranty as to the accuracy or completeness of such information.

The AMEX Hong Kong 30 Index is reported by Bloomberg Financial Markets under the ticker symbol "HKX."

AMEX Hong Kong 30 Index Composition and Maintenance

The AMEX Hong Kong 30 Index is a capitalization-weighted stock index that measures the market value performance (share price times the number of shares outstanding) of selected stocks listed on The Stock Exchange of Hong Kong Ltd. (the "HKSE"). The AMEX Hong Kong 30 Index currently is based on the capitalization of 30 stocks actively traded on the HKSE and is designed to represent a substantial segment of the Hong Kong stock market. The primary trading market for all of these stocks is either Hong Kong or London. Sectors comprising the AMEX Hong Kong 30 Index consist primarily of finance, property development, utilities and conglomerates, and also includes hotel/leisure, property investment, airlines and transportation.

The AMEX Hong Kong 30 Index will contain at least 30 stocks at all times. In addition, the stocks must meet certain listing and maintenance standards as discussed below. The American Stock Exchange may change the composition of the AMEX Hong Kong 30 Index at any time in order to more accurately reflect the composition and track the movement of the Hong Kong stock market. Any replacement stock must also meet the stock listing and maintenance standards as discussed below. Further, the American Stock Exchange may replace stocks in the event of certain corporate events, such as takeovers or mergers, that change the nature of the security. The American Stock Exchange selects stocks composing the AMEX Hong Kong 30 Index on the basis of their market weight, trading liquidity and representation of the business industries reflected on the HKSE. The American Stock Exchange requires that each stock be one issued by an entity with major business interests in Hong Kong, be listed for trading on the HKSE and have its primary trading market located in a country with which the American Stock Exchange has an effective surveillance sharing agreement. The American Stock Exchange will remove any stock failing to meet the above listing and maintenance criteria within 30 days after such failure occurs. Additional qualification criteria for the inclusion and maintenance of stocks include the following standards: all stocks selected for inclusion in the AMEX Hong Kong 30 Index must have, and thereafter maintain, (1) an average daily capitalization, as calculated by the total number of shares outstanding times the latest price per share (in Hong Kong dollars), measured over the prior 6-month period, of at least H.K.$3,000,000,000; (2) an average daily closing price, measured over the prior 6-month period, not lower than H.K.$2.50; (3) an average daily trading volume, measured over the prior 6-month period, of more than 1,000,000 shares per day, although up to, but no more than, three stocks may have an average daily trading volume, measured over the prior 6-month period, of less than 1,000,000 shares per day, but in no event less than 500,000 shares per day; and (4) a minimum "free float" value (total freely tradable outstanding shares minus insider holdings), based on a monthly average measured over the prior 3-month period, of U.S.$238,000,000, although up to, but no more than, three stocks may have a free float value of less than U.S.$238,000,000 but in no event less than U.S.$150,000,000, measured over the same period.

The American Stock Exchange reviews and applies the above qualification criteria relating to the stocks comprising the AMEX Hong Kong 30 Index on a quarterly basis, conducted on the last business day in January, April, July and October. Any stock failing to meet the above listing and maintenance criteria will be reviewed on the second Friday of the second month following the quarterly review to again determine compliance with the above criteria. Any stock failing this second review will be replaced by a "qualified" stock effective upon the close of business on the following Friday, provided, however, that if such Friday is not a business day in The City of New York, the replacement will be

effective at the close of business on the first preceding business day in The City of New York. The American Stock Exchange will notify its membership immediately after it determines to replace a stock.

AMEX Hong Kong 30 Index Calculation

The AMEX Hong Kong 30 Index is a capitalization-weighted index. A company's market capitalization is calculated by multiplying the number of shares outstanding by the company's current share price (in Hong Kong dollars). For valuation purposes, one AMEX Hong Kong 30 Index unit (1.0) is assigned a fixed value of one U.S. dollar. The AMEX Hong Kong 30 Index measures the average changes in price of the stocks comprising the AMEX Hong Kong 30 Index, weighted according to the respective market capitalizations, so that the effect of a percentage price change in a stock will be greater the larger the stock's market capitalization. The AMEX Hong Kong 30 Index was established by the American Stock Exchange on June 25, 1993, on which date the AMEX Hong Kong 30 Index value was set at 350.00.

The AMEX Hong Kong 30 Index is calculated by (i) aggregating the market capitalization of each stock comprising the AMEX Hong Kong 30 Index and (ii) dividing such sum by an adjusted base market capitalization or divisor. On June 25, 1993, the market value of the underlying stocks was approximately H.K.$1,152,829,149,500 and the divisor used to calculate the AMEX Hong Kong 30 Index was 3,293,797,570. The American Stock Exchange selected that particular divisor number in order, among other things, to ensure that the AMEX Hong Kong 30 Index was set at a general price level consistent with other well recognized stock market indices. The divisor is subject to periodic adjustments as set forth below. The AMEX Hong Kong 30 Index is calculated once each day by the American Stock Exchange based on the most recent official closing prices of each of the stocks comprising the AMEX Hong Kong 30 Index reported by the HKSE. Pricing of the AMEX Hong Kong 30 Index is disseminated before the opening of trading via the Consolidated Tape Authority Network-B and continuously during each business day in The City of New York. The dissemination value, however, will remain the same throughout the trading day because the trading hours of the HKSE do not overlap with trading hours in The City of New York. Accordingly, updated price information will be unavailable.

In order to maintain continuity in the level of the AMEX Hong Kong 30 Index in the event of certain changes due to non-market factors affecting the stocks comprising the AMEX Hong Kong 30 Index, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits, distributions of assets to stockholders or other capitalization events, the divisor used in calculating the AMEX Hong Kong 30 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the AMEX Hong Kong 30 Index and in order that the value of the AMEX Hong Kong 30 Index immediately after such change will equal the level of the AMEX Hong Kong 30 Index immediately prior to the change. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. Nevertheless, changes in the identities and characteristics of the stocks comprising the AMEX Hong Kong 30 Index may significantly affect the behavior of the AMEX Hong Kong 30 Index over time.

The Stock Exchange of Hong Kong Ltd.

Trading on HKSE is fully electronic through an Automatic Order Matching and Execution System. The system is an electronic order book in which orders are matched and executed instantaneously if there are matching orders in the book, and on the basis of time/price priority. On-line real-time order entry and execution have eliminated the previous limitations of telephone-based trading. Trading takes place through trading terminals on the trading floor. There are no market-makers on the HKSE, but exchange dealers may act as dual capacity broker-dealers. Trading is undertaken from 10:00 a.m. to 12:30 p.m. and then from 2:30 p.m. to 3:55 p.m. (Hong Kong time) every Hong Kong day except Saturdays, Sundays and other days on which the HKSE is closed. Hong Kong time is 12 hours ahead of Eastern Daylight Savings Time and 13 hours ahead of Eastern Standard Time. Settlement of trade is required within 48 hours and is conducted by electronic book-entry delivery through the Central Clearing and Settlement System.

Due to the time differences between New York City and Hong Kong, on any normal trading day, trading on the HKSE, as of the date of this product supplement, will cease at 12:30 a.m. or 3:55 a.m., Eastern Daylight Savings Time. Using the last reported closing prices of the stocks underlying the AMEX Hong Kong 30 Index on the HKSE, the closing level of the AMEX Hong Kong 30 Index on any such trading day generally will be calculated, published and disseminated by the American Stock Exchange in the United States shortly before the opening of trading on the American Stock Exchange in New York on the same calendar day.

The HKSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances or market volatility. Where the HKSE considers it necessary for the protection of the investor or the maintenance of an orderly market, it may at any time suspend dealings in any securities or cancel the listing of any securities in such circumstances and subject to such conditions as it thinks fit, whether requested by the listed issuer or not. The HKSE may also do so where: (1) an issuer fails, in a manner which the HKSE considers material, to comply with the HKSE Listing Rules or its Listing Agreements; (2) the HKSE considers there are insufficient securities in the hands of the public; (3) the HKSE considers that the listed issuer does not have a sufficient level of operations or sufficient assets to warrant the continued listing of the issuer's securities; or (4) the HKSE considers that the issuer or its business is no longer suitable for listing. Investors should also be aware that the HKSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, until certain price-sensitive information has been disclosed to the public. Trading will not be resumed until a formal announcement has been made. Trading of a company's shares may also be suspended if there is unusual trading activity in such shares.

An issuer may apply for suspension of its own accord. A suspension request will normally only be acceded to in the following circumstances: (1) where, for a reason acceptable to the HKSE, price-sensitive information cannot at that time be disclosed; (2) where the issuer is subject to an offer, but only where terms have been agreed in principle and require discussion with, and agreement by, one or more major shareholders (suspensions will only normally be appropriate where no previous announcement has been made); (3) to maintain an orderly market; (4) where there is an occurrence of certain levels of notifiable transactions, such as substantial changes in the nature, control or structure of the issuer, where publication of full details is necessary to permit a realistic valuation to be made of the securities concerned, or the approval of shareholders is required; (5) where the issuer is no longer suitable for listing, or becomes a "cash" company; or (6) for issuers going into receivership or liquidation. As a result of the foregoing, variations in the AMEX Hong Kong 30 Index may be limited by suspension of trading of individual stocks which comprise the AMEX Hong Kong 30 Index which may, in turn, adversely affect the value of the notes.

License Agreement with the American Stock Exchange

We have entered into an agreement with AMEX providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the AMEX Hong Kong 30 Index, which is owned and published by AMEX, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by the AMEX (including its affiliates). The American Stock Exchange has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. The American Stock Exchange makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the AMEX Hong Kong 30 Index to track general stock market performance. The American Stock Exchange has no relationship to JPMorgan Chase & Co. other than the licensing of the AMEX Hong Kong 30 Index and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by the American Stock Exchange without regard to JPMorgan Chase & Co. or the notes. The American Stock Exchange has no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the AMEX Hong Kong 30 Index. The American Stock Exchange is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The American Stock Exchange has no liability in connection with the administration, marketing or trading of the notes.

The American Stock Exchange is under no obligation to continue the calculation and dissemination of the AMEX Hong Kong 30 Index and the method by which the AMEX Hong Kong 30 Index is calculated and the name "AMEX Hong Kong 30 Index" may be changed at the discretion of the American Stock Exchange. No inference should be drawn from the information contained in this product supplement that the American Stock Exchange makes any representation or warranty, implied or express, to you or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of the AMEX Hong Kong 30 Index to track general stock market performance. The American Stock Exchange has no obligation to take into account your interest, or that of anyone else having an interest in determining, composing or calculating the AMEX Hong Kong 30 Index. The American Stock Exchange is not responsible for, and has not participated in the determination of the timing of, prices for or quantities of, the notes or in the determination or calculation of the equation by which the notes are to be settled in cash. The American Stock Exchange has no obligation or liability in connection with the administration, marketing or trading of the notes. The use of and reference to the AMEX Hong Kong 30 Index in connection with the notes have been consented to by the American Stock Exchange.

The American Stock Exchange disclaims all responsibility for any inaccuracies in the data on which the AMEX Hong Kong 30 Index is based, or any mistakes or errors or omissions in the calculation or dissemination of the AMEX Hong Kong 30 Index.

Discontinuation of the AMEX Hong Kong 30 Index; Alteration of Method of Calculation

If AMEX discontinues publication of the AMEX Hong Kong 30 Index and AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued AMEX Hong Kong 30 Index (such index being referred to herein as an "AMEX Hong Kong successor index"), then the closing level of the AMEX Hong Kong 30 Index on any relevant Initial Averaging Date, if applicable, Underlying Valuation Date or other relevant date or dates as set forth in the relevant terms supplement will be determined by reference to the level of such AMEX Hong Kong successor index at the close of trading on the relevant exchange or market for the AMEX Hong Kong successor index on such day.

Upon any selection by the calculation agent of an AMEX Hong Kong successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If AMEX discontinues publication of the AMEX Hong Kong 30 Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Underlying Valuation Date or other relevant date on which the closing level of the AMEX Hong Kong 30 Index is to be determined, and the calculation agent determines, in its sole discretion, that no AMEX Hong Kong successor index is available at such time, or the calculation agent has previously selected an AMEX Hong Kong successor index and publication of such AMEX Hong Kong successor index is discontinued prior to, and such

discontinuation is continuing on, such Initial Averaging Date, Underlying Valuation Date or other relevant date, then the calculation agent will determine the closing level of the AMEX Hong Kong 30 Index for such date. The closing level of the AMEX Hong Kong 30 Index will be computed by the calculation agent in accordance with the formula for and method of calculating the AMEX Hong Kong 30 Index or AMEX Hong Kong successor Index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the AMEX Hong Kong 30 Index or AMEX Hong Kong successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the AMEX Hong Kong 30 Index or AMEX Hong Kong successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the AMEX Hong Kong 30 Index or an AMEX Hong Kong successor index, or the level thereof, is changed in a material respect, or if the AMEX Hong Kong 30 Index or an AMEX Hong Kong successor index is in any other way modified so that the AMEX Hong Kong 30 Index or such AMEX Hong Kong successor index does not, in the opinion of the calculation agent, fairly represent the level of the AMEX Hong Kong 30 Index or such AMEX Hong Kong successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing level of the AMEX Hong Kong Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the AMEX Hong Kong 30 Index or such AMEX Hong Kong successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level of the AMEX Hong Kong 30 Index with reference to the AMEX Hong Kong 30 Index or such AMEX Hong Kong successor index, as adjusted. Accordingly, if the method of calculating the AMEX Hong Kong 30 Index or an AMEX Hong Kong successor index is modified so that the level of the AMEX Hong Kong 30 Index or such AMEX Hong Kong successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the AMEX Hong Kong 30 Index), then the calculation agent will adjust its calculation of the AMEX Hong Kong 30 Index or such AMEX Hong Kong successor index in order to arrive at a level of the AMEX Hong Kong 30 Index or such AMEX Hong Kong successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE FTSE/XINHUA CHINA 25 INDEX

We have obtained all information contained in this product supplement regarding the FTSE/Xinhua China 25 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, FTSE/Xinhua Index Limited. FTSE/Xinhua Index Limited has no obligation to continue to publish, and may discontinue publication of, the FTSE/Xinhua China 25 Index.

The FTSE/Xinhua China 25 Index is a stock index calculated, published and disseminated by FTSE/Xinhua Index Limited ("FXI"), a joint venture of FTSE International Limited ("FTSE") and Xinhua Financial Network Limited ("Xinhua"), and is designed to represent the performance of the mainland Chinese market that is available to international investors. The FTSE/Xinhua China 25 Index is quoted in Hong Kong dollars ("HKD") and currently is based on the 25 largest and most liquid Chinese stocks (called "H" shares and "Red Chip" shares), listed and trading on The Stock Exchange of Hong Kong Ltd. ("HKSE"). "H" shares are securities of companies incorporated in the People's Republic of China and nominated by the Chinese Government for listing and trading on the HKSE. "Red Chip" shares are securities of Hong Kong-incorporated companies, which are substantially owned directly or indirectly by the Chinese government and have the majority of their business interests in mainland China. Both "H" shares and "Red Chip" shares are quoted and traded in Hong Kong Dollars and are available only to international investors, who are not citizens of the People's Republic of China.

The FTSE/Xinhua China 25 Index is reported by Bloomberg L.P. under the ticker symbol "XIN0I."

Computation of the Index

The FTSE/Xinhua China 25 Index is calculated using the free float index calculation methodology of the FTSE Group. The index is calculated using the following algorithm:

$$\frac{\sum p\,(n)\,e\,(n)\,s\,(n)\,f\,(n)\,c\,(n)}{d}$$

where p is the latest trade price of the component security n, e is the exchange rate required to convert the security's home currency into the index's base currency, s is the number of shares of the security in issue, f is the portion of free floating shares, adjusted in accordance with the policies of the FTSE/Xinhua Index Limited, c is the capping factor published by the FTSE/Xinhua Index Limited at the most recent quarterly review of the index, and d is the divisor, a figure that represents the total issued share capital of the index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the index.

The FTSE/Xinhua China 25 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, FTSE/Xinhua Index Limited excludes from free floating shares trade investments in a FTSE/Xinhua China 25 Index constituent company by another FTSE/Xinhua China 25 Index constituent company, significant long-term holdings by founders, directors and/or their families, employee share schemes (if restricted), government holdings, foreign ownership limits, and portfolio investments subject to lock-in clauses (for the duration of the clause). Free float restrictions are calculated using available published information. The initial weighting of a FTSE/Xinhua China 25 Index constituent stock is applied in bands, as follows:

Free float less than or equal to 15%..	Ineligible for inclusion in the FTSE/Xinhua China 25 Index, unless free float is also greater than 5% and the full market capitalization is greater than US$2.5 billion (or local currency equivalent), in which case actual free float is used.
Free float greater than 15% but less than or equal to 20%	20%
Free float greater than 20% but less than or equal to 30%	30%
Free float greater than 30% but less than or equal to 40%	40%
Free float greater than 40% but less than or equal to 50%	50%
Free float greater than 50% but less than or equal to 75%	75%
Free float greater than 75%	100%

These bands are narrow at the lower end, to ensure that there is sufficient sensitivity in order to maintain accurate representation, and broader at the higher end, in order to ensure that the weightings of larger companies do not fluctuate absent a significant corporate event. Following the application of an initial free float restriction, a FTSE/Xinhua China 25 Index constituent stock's free float will only be changed if its actual free float is more than 5 percentage points above the minimum or 5 percentage points below the maximum of an adjacent band. This 5 percentage point threshold does not apply if the initial free float is less than 15%. Foreign ownership limits, if any, are applied after calculating the actual free float restriction, but before applying the bands shown above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the bands shown above. The FTSE/Xinhua China 25 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE/Xinhua China 25 Index. Implementation of any changes takes place after the close of the index calculation on the third Friday in January, April, July and October. A stock's free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE/Xinhua China 25 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event. Securities must be sufficiently liquid to be traded. The following criteria, among others, are used to ensure that illiquid securities are excluded:

Price. FXI must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company. FXI may exclude a security from the FTSE/Xinhua China 25 Index if it considers that an "accurate and reliable" price is not available. The FTSE/Xinhua China 25 Index uses the last trade prices from the relevant stock exchanges, when available.

Liquidity. Securities in the FTSE/Xinhua China 25 Index will be reviewed annually for liquidity. Securities which do not turn over at least 2% of their shares in issue, after the application of any free float restrictions, per month for ten of the twelve months prior to the quarterly review by FXI will not be eligible for inclusion in the FTSE/Xinhua China 25 Index. An existing constituent failing to trade at least 2.0% of its shares in issue, after the application of any free float restrictions, per month for more than four of the twelve months prior to the quarterly review will be removed after close of the index calculation on the next trading day following the third Friday in January, April, July and October. Any period when a share is suspended will be excluded from the calculation.

New Issues. New issues must have a minimum trading record of at least 20 trading days prior to the date of the review and turnover of a minimum of 2% of their shares in issue, after the application of any free float restrictions, per month each month, except in certain circumstances.

The FTSE/Xinhua China 25 Index, like other indices of FXI, is governed by an independent advisory committee that ensures that the index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE/Xinhua China 25 Index.

The Stock Exchange of Hong Kong Ltd.

Trading on the HKSE is fully electronic through an Automatic Order Matching and Execution System. The system is an electronic order book in which orders are matched and executed instantaneously if there are matching orders in the book, and on the basis of time/price priority. On-line real-time order entry and execution have eliminated the previous limitations of telephone-based trading. Trading takes place through trading terminals on the trading floor. There are no market-makers on the HKSE, but exchange dealers may act as dual capacity broker-dealers. Trading is undertaken from 10:00 a.m. to 12:30 p.m. and then from 2:30 p.m. to 3:55 p.m. (Hong Kong time) every Hong Kong day except Saturdays, Sundays and other days on which the HKSE is closed. Hong Kong time is 12 hours ahead of Eastern Daylight Savings Time and 13 hours ahead of Eastern Standard Time. Settlement of trade is required within 48 hours and is conducted by electronic book-entry delivery through the Central Clearing and Settlement System.

Due to the time differences between New York City and Hong Kong, on any normal trading day, trading on the HKSE currently will cease at 12:30 a.m. or 3:55 a.m., Eastern Daylight Savings Time. Using the last reported closing prices of the stocks underlying the FTSE/Xinhua China 25 Index on the HKSE, the closing level of the FTSE/Xinhua China 25 Index on any such trading day generally will be calculated, published and disseminated by the American Stock Exchange in the United States shortly before the opening of trading on the American Stock Exchange in New York on the same calendar day.

The HKSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances or market volatility. Where the HKSE considers it necessary for the protection of the investor or the maintenance of an orderly market, it may at any time suspend dealings in any securities or cancel the listing of any securities in such circumstances and subject to such conditions as it thinks fit, whether requested by the listed issuer or not. The HKSE may also do so where: (1) an issuer fails, in a manner which the HKSE considers material, to comply with the HKSE Listing Rules or its Listing Agreements; (2) the HKSE considers there are insufficient securities in the hands of the public; (3) the HKSE considers that the listed issuer does not have a sufficient level of operations or sufficient assets to warrant the continued listing of the issuer's securities; or (4) the HKSE considers that the issuer or its business is no longer suitable for listing. Investors should also be aware that the HKSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, until certain price-sensitive information has been disclosed to the public. Trading will not be resumed until a formal announcement has been made. Trading of a company's shares may also be suspended if there is unusual trading activity in such shares.

An issuer may apply for suspension of its own accord. A suspension request will normally only be acceded to in the following circumstances: (1) where, for a reason acceptable to the HKSE, price-sensitive information cannot at that time be disclosed; (2) where the issuer is subject to an offer, but only where terms have been agreed in principle and require discussion with, and agreement by, one or more major shareholders (suspensions will only normally be appropriate where no previous announcement has been made); (3) to maintain an orderly market; (4) where there is an occurrence of certain levels of notifiable transactions, such as substantial changes in the nature, control or structure of the issuer, where publication of full details is necessary to permit a realistic valuation to be made of the securities concerned, or the approval of shareholders is required; (5) where the issuer is no longer suitable for listing, or becomes a "cash" company; or (6) for issuers going into receivership or liquidation. As a result of the foregoing, variations in the FTSE/Xinhua China 25 Index may be limited by suspension of trading of individual stocks which comprise the FTSE/Xinhua China 25 Index which may, in turn, adversely affect the value of the notes.

License Agreement with FTSE/Xinhua Index Limited

The notes are not in any way sponsored, endorsed, sold or promoted by FXI, FTSE or Xinhua or by the London Stock Exchange PLC (the "London Stock Exchange") or by The Financial Times Limited ("FT") and neither FXI, FTSE, Xinhua nor the London Stock Exchange nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE/Xinhua China 25 Index and/or the figure at which the FTSE/Xinhua China 25 Index stands at any particular time on any particular day or otherwise. The FTSE/Xinhua China 25 Index is compiled and calculated by or on behalf of FXI. However, neither FXI or FTSE or Xinhua or the London Stock Exchange or FT shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE/Xinhua China 25 Index and neither FXI, FTSE, Xinhua or the London Stock Exchange or FT shall be under any obligation to advise any person of any error therein.

The FTSE/Xinhua China 25 Index is calculated by or on behalf of FXI. FXI does not sponsor, endorse or promote the notes.

All copyright in the FTSE/Xinhua China 25 Index values and constituent list vest in FXI. JPMorgan Chase & Co. has obtained full license from FXI to use such copyright in the creation of the notes. "FTSE™" is a trade mark jointly owned by the London Stock Exchange PLC and The Financial Times Limited. "FTSE/Xinhua" is a trade mark of FTSE International Limited. "Xinhua" are service marks and trade marks of Xinhua Financial Network Limited. All marks are licensed for use by FXI.

Discontinuation of the FTSE/Xinhua China 25 Index; Alteration of Method of Calculation

If FXI discontinues publication of the FTSE/Xinhua China 25 Index and FXI or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued FTSE/Xinhua China 25 Index (such index being referred to herein as a "FTSE/Xinhua successor index"), then the closing level of the FTSE/Xinhua China 25 Index on any on any relevant Initial Averaging Date, if applicable, Underlying Valuation Date or other relevant date or dates as set forth in the relevant terms supplement will be determined by reference to the level of such FTSE/Xinhua successor index at the close of trading on the relevant exchange or market for the FTSE/Xinhua successor index on such day.

Upon any selection by the calculation agent of a FTSE/Xinhua successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If FXI discontinues publication of the FTSE/Xinhua China 25 Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Underlying Valuation Date or other relevant date on which the closing level of the FTSE/Xinhua China 25 Index is to be determined, and the calculation agent determines, in its sole discretion, that no FTSE/Xinhua successor index is available at such time, or the calculation agent has previously selected an FTSE/Xinhua successor index and publication of such FTSE/Xinhua successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Underlying Valuation Date or other relevant date, then the calculation agent will determine the closing level of the FTSE/Xinhua China 25 Index on such date. The closing level of the FTSE/Xinhua China 25 Index will be computed by the calculation agent in accordance with the formula for and method of calculating the FTSE/Xinhua China 25 Index or FTSE/Xinhua successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the FTSE/Xinhua China 25 Index or FTSE/Xinhua successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the FTSE/Xinhua China 25 Index or FTSE/Xinhua successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the FTSE/Xinhua China 25 Index or a FTSE/Xinhua successor index, or the level thereof, is changed in a material respect, or if the FTSE/Xinhua China 25 Index or an FTSE/Xinhua successor index is in any other way modified so that the FTSE/Xinhua China 25 Index or such FTSE/Xinhua successor index does not, in the opinion of the calculation agent, fairly represent the level of the FTSE/Xinhua China 25 Index or such FTSE/Xinhua successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing level of the FTSE/Xinhua China 25 Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the FTSE/Xinhua China 25 Index or such FTSE/Xinhua successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level of the FTSE/Xinhua China 25 Index with reference to the FTSE/Xinhua China 25 Index or such FTSE/Xinhua successor index, as adjusted. Accordingly, if the method of calculating the FTSE/Xinhua China 25 Index or a FTSE/Xinhua successor index is modified so that the level of the FTSE/Xinhua China 25 Index or such FTSE/Xinhua successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in FTSE/Xinhua China 25 Index), then the calculation agent will adjust its calculation of the FTSE/Xinhua China 25 Index or such FTSE/Xinhua successor index in order to arrive at a level of the FTSE/Xinhua China 25 Index or such FTSE/Xinhua successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE KOREA STOCK PRICE INDEX 200

We have obtained all information contained in this product supplement regarding the KOSPI 200, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Korea Exchange ("KRX"), the publisher of the KOSPI 200. KRX has no obligation to continue to publish, and may discontinue publication of, the KOSPI 200.

The KOSPI 200 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange ("KSE"). The KOSPI 200 is the underlying index for stock index futures and options trading. The constituent stocks are selected on a basis of the market value of the individual stocks, liquidity and their relative positions in their respective industry groups.

The KOSPI 200 is reported by Bloomberg L.P. under the ticker symbol "KOSPI2."

Selection Criteria

All common stocks listed on the KSE as of the periodic realignment date will be included in the selection process, except for the stocks which fall into one of the following categories:

- stocks with administrative issues;

- stocks with liquidation issues;

- stocks issued by securities investment companies;

- stocks that have been listed less than one year as of the last trading in April of the year in which the periodic review and selection process occurs;

- stocks belonging to the industry groups other than those industry groups listed below;

- a constituent stock merged into a non-constituent stock;

- a company established as a result of a merger between two constituent stocks; and

- any other stocks that are deemed unsuitable to be included in the constituents of the KOSPI 200.

The companies listed on the KOSPI 200 are classified into the following industry groups: (i) fisheries, (ii) mining, (iii) manufacturing, (iv) construction, (v) electricity and gas, (vi) services, (vii) post and communication and (viii) finance. The constituents of the KOSPI 200 are selected first from the non-manufacturing industry cluster, and then from the manufacturing industry cluster.

The constituents from the non-manufacturing industry cluster are selected in accordance with the following:

- Selection is made in descending order of market capitalization, from large to small, in the same industry group, while ensuring the accumulated market capitalization of the concerned industry group is within 70% of that of all industry groups.

- Notwithstanding the above, the stocks whose ranking of trading volume in descending order is below 85% of the stocks included in deliberation within the same industry group are excluded. In such case, the excluded stock is replaced by a stock that is next in ranking in market capitalization, but satisfies the trading volume criteria.

The constituents from the manufacturing industry cluster are selected in descending order of market capitalization, while excluding stocks whose ranking of trading volume in descending order is below 85% of the stocks included in the process within the same industry group. The excluded stock is replaced by a stock that is next in ranking in market capitalization, but satisfies the trading volume criteria.

Notwithstanding anything above, if a stock whose market capitalization is within the top 50 in terms of market capitalization, such stock may be included in the constituents of the KOSPI 200, by taking into consideration the influence that the industry group has on the KOSPI 200, as well as the liquidity of the concerned stock. Stocks to be placed on the replacement list are selected from the stocks included for deliberation, excluding those already selected as constituents of the KOSPI 200.

KOSPI 200 Calculation

The KOSPI 200 is computed by multiplying (i) the market capitalization as of the calculation time divided by the market capitalization as of the base date, by (ii) 100. The base date of the KOSPI 200 is January 3, 1990 with a base index of 100. Market capitalization is obtained by multiplying the number of listed common shares of the constituents by the price of the concerned common share.

If the number of listed shares increases due to rights offering, bonus offering and stock dividend, which accompany ex-right or ex-dividend, such increase is included in the number of listed shares on the ex-right date or ex-dividend date.

Share prices refer to the market price established during the regular trading session. If no trading took place on such day, quotation price is used and if no quotation price is available, the closing price of the most recent trading day is used.

Stock Revision

The constituents of the KOSPI 200 are realigned once a year while observing each of the following:

- An existing constituent will not be removed if the ranking of the market capitalization of such stock is within 100/110 of the ranking of the KOSPI 200 constituents of the same industry group;

- In order to be included in the constituents of the KOSPI 200, the ranking of the market capitalization of a stock must be within 90/100 of the ranking of the KOSPI 200 constituents of the same industry group;

- If the ranking of the market capitalization of an existing constituent falls below 100/110 of the ranking of the KOSPI 200 constituents of the same industry group, but there is no stock satisfying the requirement specified in the preceding clause, the existing constituent will not be removed; and

- When removing the existing constituents, a constituent whose ranking of market capitalization within the same industry group is the lowest will be removed first.

The periodic realignment date is the trading day following the last trading day of June contracts in the KOSPI 200 index futures and index options. With respect to any component security in the KOSPI 200, if any of the following events occur, such component security shall be removed from the KOSPI 200 and the removal date is as follows:

- Delisting: the trading day following the delisting date;

- Designation as administrative issue: the designation date;

- Merger: the day of trading halt; and

- It is determined that the stock is unsuitable as a component security of the KOSPI 200: the trading day following the day of such determination, which is the last trading day of the nearest month contracts of both the index futures and index options, after the date of such decision.

When realigning the component securities of the KOSPI 200, the replacement stocks are chosen from the replacement list in accordance with the rank order. In the case of an industry group that has no stock listed on the replacement list, a replacement stock is chosen from the replacement list of manufacturing industry cluster.

The Korea Stock Exchange

The KSE's predecessor, the Daehan Stock Exchange, was established in 1956. The KSE is a typical order-driven market, where buy and sell orders compete for best prices. The KSE seeks to maintain a fair and orderly market for trading and regulates and supervises its member firms.

Throughout the trading hours, orders are matched at a price satisfactory to both buy and sell sides, according to price and time priorities. The opening and closing prices, however, are determined by call auctions: at the market opening and closing, orders received for a certain period of time are pooled and matched at the price at which the most number of shares can be executed. The KSE uses electronic trading procedures, from order placement to trade confirmation. The KSE is open from 9:00 a.m. to 3:00 p.m., Korean time, during weekdays. Investors can submit their orders from 8:00 a.m., one hour before the market opening. Orders delivered to the market during the period from 8:00 a.m. to 9:00 a.m. are queued in the order book and matched by call auction method at 9:00 a.m. to determine opening prices. After opening prices are determined, the trades are conducted by continuous auctions until 2:50 p.m. (10 minutes before the market closing). Besides the regular session, the KSE conducts pre-hours and after-hours sessions for block trading and basket trading. During pre-hours sessions from 7:30 to 8:30 a.m., orders are matched at previous day's respective closing prices. After-hours sessions are open for 50 minutes from 3:10 p.m. to 4:00 p.m. During after-hours sessions, orders are matched at the closing prices of the day.

On January 26, 2004, the KSE introduced the random-end system at the opening and closing call auctions. The stated purpose of the random-end system is to prevent any distortion in the price discovery function of the KSE caused by "fake" orders placed with an intention of misleading other investors. In cases where the highest or lowest indicative price of a stock set during the last 5 minutes before the closing time of the opening (or closing) call session, 8:55-9:00 a.m. (or 2:55-3:00 p.m.), deviates from the provisional opening (or closing) price by 5% or more, the KSE delays the determination of the opening (or closing) price of the stock up to five minutes. The official opening (or closing) price of such stock is determined at a randomly chosen time within five minutes after the regular opening (or closing) time. The KSE makes public the indicative prices during the opening (or closing) call trading sessions. Pooling together all bids and offers placed during the order receiving hours for the opening (or closing) session, 8:10-9:00 a.m. (or 2:50-3:00 p.m.), the indicative opening (or closing) prices of all stocks are released to the public on a real-time basis.

The KSE sets a limit on the range that the price of individual stocks can change during a day. As of June 2004, that limit was set at 15%, which meant that the price of each stock could neither fall nor rise by more than 15% from the previous day's closing price. In addition, when the price and/or trading activities of a stock are expected to show an abnormal movement in response to an unidentified rumor or news, or when an abnormal movement is observed in the market, the KSE may halt the trading of the stock. In such cases, the KSE requests the company concerned to make a disclosure regarding the matter. Once the company makes an official announcement regarding the matter, trading can resume within an hour; however, if the KSE deems that the situation was not fully resolved by the disclosure, trading resumption may be delayed.

The KSE introduced circuit breakers in December 1998. The trading in the equity markets is halted for 20 minutes when the KOSPI 200 falls by 10% or more from the previous day's closing and the situation lasts for one minute or longer. The trading resumes by call auction where the orders submitted during the 10 minutes after the trading halt ended are matched at a single price.

License Agreement with Korea Exchange

The notes are not sponsored, endorsed, sold or promoted by KRX, the successor of Korea Stock Exchange who calculates the KOSPI 200 and owns the intellectual property rights over it. KRX makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the KOSPI 200 to track general stock market performance. KRX's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of KRX and of the KOSPI 200 which is determined, composed and calculated by KRX without regard to JPMorgan Chase & Co. or the notes. KRX has no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the KOSPI 200. KRX is not responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes is to be converted into cash. KRX has no obligation or liability in connection with the administration, marketing or trading of the notes.

KRX DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE KOSPI 200 OR ANY DATA INCLUDED THEREIN AND KRX SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. KRX MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE KOSPI 200 OR ANY DATA INCLUDED THEREIN. KRX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE KOSPI 200 OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL KRX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Discontinuation of the KOSPI 200; Alteration of Method of Calculation

If KRX discontinues publication of the KOSPI 200 and KRX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued KOSPI 200 (such index being referred to herein as a "KOSPI 200 successor index"), then the closing level of the KOSPI 200 on any relevant Initial Averaging Date, if applicable, Underlying Valuation Date(s) or other relevant date or dates as set forth in the relevant terms supplement will be determined by reference to the level of such KOSPI 200 successor index at the close of trading on the relevant exchange or market for the KOSPI 200 successor index on such day.

Upon any selection by the calculation agent of a KOSPI 200 successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If KRX discontinues publication of the KOSPI 200 prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Underlying Valuation Date or other relevant date on which the closing level of the KOSPI 200 is to be determined, and the calculation agent determines, in its sole discretion, that no KOSPI 200 successor index is available at such time, or the calculation agent has previously selected a KOSPI 200 successor index and publication of such KOSPI 200 successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Underlying Valuation Date or other relevant date, then the calculation agent will determine the closing level of the KOSPI 200 on such date. The closing level of the KOSPI 200 will be computed by the calculation agent in accordance with the formula for and method of calculating the KOSPI 200 or KOSPI 200 successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the KOSPI 200 or KOSPI 200 successor index, as applicable. Notwithstanding these

alternative arrangements, discontinuation of the publication of the KOSPI 200 or KOSPI 200 successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the KOSPI 200 or a KOSPI 200 successor index, or the level thereof, is changed in a material respect, or if the KOSPI 200 or a KOSPI 200 successor index is in any other way modified so that the KOSPI 200 or such KOSPI 200 successor index does not, in the opinion of the calculation agent, fairly represent the level of the KOSPI 200 or such KOSPI 200 successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing level of the KOSPI 200 is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the KOSPI 200 or such KOSPI 200 successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level of the KOSPI 200 with reference to the KOSPI 200 or such KOSPI 200 successor index, as adjusted. Accordingly, if the method of calculating the KOSPI 200 or a KOSPI 200 successor index is modified so that the level of the KOSPI 200 or such KOSPI 200 successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the KOSPI 200), then the calculation agent will adjust its calculation of the KOSPI 200 or such KOSPI 200 successor index in order to arrive at a level of the KOSPI 200 or such KOSPI 200 successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE MSCI SINGAPORE INDEX

We have derived all information contained in this product supplement regarding the MSCI Singapore Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International Inc. ("MSCI"). The MSCI Singapore Index is calculated, maintained and published by MSCI. We make no representation or warranty as to the accuracy or completeness of such information.

The MSCI Singapore Index is reported by Bloomberg Financial Markets under the ticker symbol "SGY."

MSCI Singapore Index Selection Criteria

MSCI targets an 85% free float adjusted market representation level within each industry group in Singapore. The security selection process within each industry group is based on analysis of the following:

- Each company's business activities and the diversification that its securities would bring to the index.

- The size of the securities based on free float adjusted market capitalization. All other things being equal, MSCI targets for inclusion the most sizable securities in an industry group. In addition, securities that do not meet the minimum size guidelines are not considered for inclusion. Though the following limits are subject to revision, as of the date of this product supplement, a security will be eligible for inclusion in the MSCI Singapore Index if it achieves a free float adjusted market capitalization of U.S.$250 million and will be eligible for deletion if such capitalization falls below U.S.$125 million as of the yearly review. If, however, the free float adjusted market capitalization level falls significantly below the free float adjusted market capitalization level for deletions prior to a yearly review, for example during a quarterly review, then the security may be deleted prior to such yearly review.

- The liquidity of the securities. All other things being equal, MSCI targets for inclusion the most liquid securities in an industry group. In addition, securities that have inadequate liquidity are not considered for inclusion. MSCI does not define absolute minimum or maximum liquidity levels for stock inclusion or exclusion from the MSCI Singapore Index but considers each stock's relative standing within Singapore and between cycles. A useful measure to compare liquidity within the same market is the Annualized Traded Value Ratio ("ATVR"), which screens out extreme daily trading volumes and takes into account the difference in market capitalization size. The ATVR Ratio of each security is calculated via the following 3-step process:

  - First, monthly median traded values are computed using the daily median traded value, multiplied by the number of days in the month that the security traded. The daily traded value of a security is equal to the number of shares traded during the day, multiplied by the closing price of that security. The daily median traded value is the median of the daily traded values in a given month.

  - Second, the monthly median traded value ratio is obtained by dividing the monthly median traded value of a security by its free float adjusted security market capitalization at the end of the month.

  - Third, the ATVR is obtained by multiplying the average of the monthly median trade value ratios of the previous 12 months — or the number of months for which this data is available — by 12.

Only securities of companies with an estimated overall or security free float greater than 15% are generally considered for inclusion in the MSCI Singapore Index.

For securities not subject to foreign ownership limitations, the free float of a security is estimated as its total number of shares outstanding less shareholdings classified as strategic and/or non-free float. For securities subject to foreign ownership limitations, the estimated free float available to foreign investors is equal to the lesser of (a) the total number of shares outstanding less shareholdings classified as strategic or non-free float and (b) foreign ownership limitation adjusted for non-free float stakes held by foreign investors.

MSCI free float adjusts the market capitalization of each security using an adjustment factor referred to as the Foreign Inclusion Factor ("FIF"). Securities not subject to foreign ownership limitations have a FIF equal to (a) the estimated free float, rounded up to the closest 5%, if the securities have a free float greater than 15% or (b) the estimated free float, rounded to the closest 1%, if the securities have a free float less than 15%. For securities subject to foreign ownership limitations, the FIF is equal to the lesser of (a) the estimated free float available to foreign investors (i) rounded up to the closest 5%, if the free float is greater than 15% or (ii) rounded to the closest 1%, if the free float is less than 15% and (b) foreign ownership limitation rounded to the closest 1%.

The free float adjusted market capitalization of a security is calculated as the product of the FIF and the security's full market capitalization.

MSCI Singapore Index Calculation

The MSCI Singapore Index is computed generally by multiplying the previous day's index level by the free float adjusted market capitalization level of each share in the MSCI Singapore Index on the prior day divided by the free float adjusted market capitalization level of each share in the MSCI Singapore Index on the current day. The numerator is adjusted market capitalization, but the denominator is unadjusted, meaning that the price adjustment factor is applied to the numerator, but not to the denominator.

MSCI Singapore Index Maintenance

There are three broad categories of MSCI Singapore Index maintenance:

- An annual full country index review that reassesses the various dimensions of the equity universe in Singapore;

- Quarterly index reviews, aimed at promptly reflecting other significant market events; and

- Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index rapidly as they occur.

During the annual review, additions or deletions of securities are made (i) following the re-appraisal of the free float adjusted industry group representation within a country relative to an 85% target, (ii) following an update of the minimum size guidelines for additions and deletions and (iii) based on a company's and/or security's free float of less than 15% that has decreased in size in terms of free float adjusted market capitalization due to reduction in free float or due to performance and that no longer meet certain criteria.

During a quarterly index review, securities may be added to or deleted from the MSCI Singapore Index for a variety of reasons, including the following:

- Additions or deletions of securities, due to one or more industry groups having become significantly over- or under-represented as a result of mergers, acquisitions, restructuring and other major market events affecting that industry group.

- Additions or deletions resulting from changes in industry classification, significant increases or decreases in free float and relaxation/removal or decreases of foreign ownership limits not implemented immediately.

- Additions of large companies that did not meet the minimum size criterion for early inclusion at the time of their initial public offering or secondary offering.

- Replacement of companies which are no longer suitable industry representatives.

- Deletion of securities whose issuing company and/or security free float has fallen to less than 15% and which do not meet certain criteria.

- Deletion of securities that have become very small or illiquid.

- Replacement of securities (additions or deletions) resulting from the review of price source for constituents with both domestic and foreign board quotations.

License Agreement with Morgan Stanley Capital International Inc. for the MSCI Singapore Index

We have entered into an agreement with Morgan Stanley Capital International Inc. ("MSCI") providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI Singapore Index, which is owned and published by MSCI, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the MSCI Singapore Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of MSCI Singapore Index which index is determined, composed and calculated by MSCI without regard to the issuer of these notes. MSCI has no obligation to take the needs of the issuer of these notes or the owners of these notes into consideration in determining, composing or calculating the MSCI Singapore Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Neither MSCI nor any other party has an obligation or liability to owners of these notes in connection with the administration, marketing or trading of the notes.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF OR THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEXES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Discontinuation of the MSCI Singapore Index; Alteration of Method of Calculation

If MSCI discontinues publication of the MSCI Singapore Index and MSCI or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued MSCI Singapore Index (such index being referred to herein as an "MSCI Singapore successor index"), then the closing level of the MSCI Singapore Index on any on any relevant Initial Averaging Date, if applicable, Underlying Valuation Date or other relevant date or dates as set forth in the relevant terms supplement will be determined by reference to the level of such MSCI Singapore successor index at the close of trading on the relevant exchange or market for the MSCI Singapore successor index on such day.

Upon any selection by the calculation agent of an MSCI Singapore successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If MSCI discontinues publication of the MSCI Singapore Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Underlying Valuation Date or other relevant date on which the closing level of the MSCI Singapore Index is to be determined, and the calculation agent determines, in its sole discretion, that no MSCI Singapore successor index is available at such time, or the calculation agent has previously selected an MSCI Singapore successor index and publication of such MSCI Singapore successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Underlying Valuation Date or other relevant date, then the calculation agent will determine the closing level of the MSCI Singapore Index on such date. The closing level of the MSCI Singapore Index will be computed by the calculation agent in accordance with the formula for and method of calculating the MSCI Singapore Index or MSCI Singapore successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of

the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the MSCI Singapore Index or MSCI Singapore successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the MSCI Singapore Index or MSCI Singapore successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the MSCI Singapore Index or an MSCI Singapore successor index, or the level thereof, is changed in a material respect, or if the MSCI Singapore Index or an MSCI Singapore successor index is in any other way modified so that the MSCI Singapore Index or such MSCI Singapore successor index does not, in the opinion of the calculation agent, fairly represent the level of the MSCI Singapore Index or such MSCI Singapore successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing level of the MSCI Singapore Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the MSCI Singapore Index or such MSCI Singapore successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level of the MSCI Singapore Index with reference to the MSCI Singapore Index or such MSCI Singapore successor index, as adjusted. Accordingly, if the method of calculating the MSCI Singapore Index or an MSCI Singapore successor index is modified so that the level of the MSCI Singapore Index or such MSCI Singapore successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the MSCI Singapore Index), then the calculation agent will adjust its calculation of the MSCI Singapore Index or such MSCI Singapore successor index in order to arrive at a level of the MSCI Singapore Index or such MSCI Singapore successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

THE MSCI TAIWAN INDEX

We have derived all information regarding the MSCI Taiwan Index contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International Inc. ("MSCI"). The MSCI Taiwan Index is calculated, maintained and published by MSCI. We make no representation or warranty as to the accuracy or completeness of such information.

The MSCI Taiwan Index is a free float adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Taiwan Index is reported by Bloomberg Financial Markets under the ticker symbol "TWY."

MSCI Taiwan Index Selection Criteria

MSCI targets an 85% free float adjusted market representation level within each industry group in Taiwan. The security selection process within each industry group is based on analysis of the following:

- Each company's business activities and the diversification that its securities would bring to the index.

- The size of the securities based on free float adjusted market capitalization. All other things being equal, MSCI targets for inclusion the most sizable securities in an industry group. In addition, securities that do not meet the minimum size guidelines are not considered for inclusion. Though the following limits are subject to revision, as of the date of this product supplement, a security will be eligible for inclusion in the MSCI Taiwan Index if it achieves a free float adjusted market capitalization of U.S.$450 million and will be eligible for deletion if such capitalization falls below U.S.$225 million as of the yearly review. If, however, the free float adjusted market capitalization level falls significantly below the free float adjusted market capitalization level for deletions prior to a yearly review, for example during a quarterly review, then the security may be deleted prior to such yearly review.

- The liquidity of the securities. All other things being equal, MSCI targets for inclusion the most liquid securities in an industry group. In addition, securities that have inadequate liquidity are not considered for inclusion. MSCI does not define absolute minimum or maximum liquidity levels for stock inclusion or exclusion from the MSCI Taiwan Index but considers each stock's relative standing within Taiwan and between cycles. A useful measure to compare liquidity within the same market is the Annualized Traded Value Ratio ("ATVR"), which screens out extreme daily trading volumes and takes into account the difference in market capitalization size. The ATVR Ratio of each security is calculated via the following 3-step process:

    - First, monthly median traded values are computed using the daily median traded value, multiplied by the number of days in the month that the security traded. The daily traded value of a security is equal to the number of shares traded during the day, multiplied by the closing price of that security. The daily median traded value is the median of the daily traded values in a given month.

    - Second, the monthly median traded value ratio is obtained by dividing the monthly median traded value of a security by its free float adjusted security market capitalization at the end of the month.

    - Third, the ATVR is obtained by multiplying the average of the monthly median trade value ratios of the previous 12 months — or the number of months for which this data is available — by 12.

Only securities of companies with an estimated overall or security free float greater than 15% are generally considered for inclusion in the MSCI Taiwan Index.

For securities not subject to foreign ownership limitations, the free float of a security is estimated as its total number of shares outstanding less shareholdings classified as strategic and/or non-free float. For securities subject to foreign ownership limitations, the estimated free float available to foreign investors is equal to the lesser of (a) the total number of shares outstanding less shareholdings classified as strategic or non-free float and (b) foreign ownership limitation adjusted for non-free float stakes held by foreign investors.

MSCI free float adjusts the market capitalization of each security using an adjustment factor referred to as the Foreign Inclusion Factor ("FIF"). Securities not subject to foreign ownership limitations have a FIF equal to (a) the estimated free float, rounded up to the closest 5%, if the securities have a free float greater than 15% or (b) the estimated free float, rounded to the closest 1%, if the securities have a free float less than 15%. For securities subject to foreign ownership limitations, the FIF is equal to the lesser of (a) the estimated free float available to foreign investors (i) rounded up to the closest 5%, if the free float is greater than 15% or (ii) rounded to the closest 1%, if the free float is less than 15% and (b) foreign ownership limitation rounded to the closest 1%.

The free float adjusted market capitalization of a security is calculated as the product of the FIF and the security's full market capitalization.

MSCI Taiwan Index Calculation

The MSCI Taiwan Index is computed generally by multiplying the previous day's index level by the free float adjusted market capitalization level of each share in the MSCI Taiwan Index on the prior day divided by the free float adjusted market capitalization level of each share in the MSCI Taiwan Index on the current day. The numerator is adjusted market capitalization, but the denominator is unadjusted, meaning that the price adjustment factor is applied to the numerator, but not to the denominator.

MSCI Taiwan Index Maintenance

There are three broad categories of MSCI Taiwan Index maintenance:

- An annual full country index review that reassesses the various dimensions of the equity universe in Taiwan;

- Quarterly index reviews, aimed at promptly reflecting other significant market events; and

- Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index rapidly as they occur.

During the annual review, additions or deletions of securities are made (i) following the re-appraisal of the free float adjusted industry group representation within a country relative to an 85% target, (ii) following an update of the minimum size guidelines for additions and deletions and (iii) based on a company's and/or security's free float of less than 15% that has decreased in size in terms of free float adjusted market capitalization due to reduction in free float or due to performance and that no longer meet certain criteria.

During a quarterly index review, securities may be added to or deleted from the MSCI Taiwan Index for a variety of reasons, including the following:

- Additions or deletions of securities, due to one or more industry groups having become significantly over- or under-represented as a result of mergers, acquisitions, restructuring and other major market events affecting that industry group.

- Additions or deletions resulting from changes in industry classification, significant increases or decreases in free float and relaxation/removal or decreases of foreign ownership limits not implemented immediately.

- Additions of large companies that did not meet the minimum size criterion for early inclusion at the time of their initial public offering or secondary offering.

- Replacement of companies which are no longer suitable industry representatives.

- Deletion of securities whose issuing company and/or security free float has fallen to less than 15% and which do not meet certain criteria.

- Deletion of securities that have become very small or illiquid.

- Replacement of securities (additions or deletions) resulting from the review of price source for constituents with both domestic and foreign board quotations.

License Agreement with Morgan Stanley Capital International Inc. for the MSCI Taiwan Index

We have entered into an agreement with Morgan Stanley Capital International Inc. ("MSCI") providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI Taiwan Index, which is owned and published by MSCI, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the MSCI Taiwan Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of MSCI Taiwan Index which index is determined, composed and calculated by MSCI without regard to the issuer of these notes. MSCI has no obligation to take the needs of the issuer of these notes or the owners of these notes into consideration in determining, composing or calculating the MSCI Taiwan Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Neither MSCI nor any other party has an obligation or liability to owners of these notes in connection with the administration, marketing or trading of the notes.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF OR THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEXES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Discontinuation of the MSCI Taiwan Index; Alteration of Method of Calculation

If MSCI discontinues publication of the MSCI Taiwan Index and MSCI or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued MSCI Taiwan Index (such index being referred to herein as an "MSCI Taiwan successor index"), then the closing level of the MSCI Taiwan Index on any relevant Initial Averaging Date, if applicable, Underlying Valuation Date or other relevant date or dates as set forth in the relevant terms supplement will be determined by reference to the level of such MSCI Taiwan successor index at the close of trading on the relevant exchange or market for the MSCI Taiwan successor index on such day.

Upon any selection by the calculation agent of an MSCI Taiwan successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If MSCI discontinues publication of the MSCI Taiwan Index prior to, and such discontinuation is continuing on, an Initial Averaging Date, if applicable, Underlying Valuation Date or other relevant date on which the closing level of the MSCI Taiwan Index is to be determined, and the calculation agent determines, in its sole discretion, that no MSCI Taiwan successor index is available at such time, or the calculation agent has previously selected an MSCI Taiwan successor index and publication of such MSCI Taiwan successor index is discontinued prior to, and such discontinuation is continuing on, such Initial Averaging Date, Underlying Valuation Date or other relevant date, then the calculation agent will determine the closing level of the MSCI Taiwan Index on such date. The closing level of the MSCI Taiwan Index will be computed by the calculation agent in accordance with the formula for and method of calculating the MSCI Taiwan Index or MSCI Taiwan successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the MSCI Taiwan Index or MSCI Taiwan successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the MSCI Taiwan Index or MSCI Taiwan successor index, as applicable, may adversely affect the value of the notes.

If at any time the method of calculating the MSCI Taiwan Index or an MSCI Taiwan successor index, or the level thereof, is changed in a material respect, or if the MSCI Taiwan Index or an MSCI Taiwan successor index is in any other way modified so that the MSCI Taiwan Index or such MSCI Taiwan successor index does not, in the opinion of the calculation agent, fairly represent the level of the MSCI Taiwan Index or such MSCI Taiwan successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing level of the MSCI Taiwan Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a stock index comparable to the MSCI Taiwan Index or such MSCI Taiwan successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the closing level of the MSCI Taiwan Index with reference to the MSCI Taiwan Index or such MSCI Taiwan successor index, as adjusted. Accordingly, if the method of calculating the MSCI Taiwan Index or an MSCI Taiwan successor index is modified so that the level of the MSCI Taiwan Index or such MSCI Taiwan successor index is a fraction of what it would have been if there had been no such modification (*e.g.*, due to a split in the MSCI Taiwan Index), then the calculation agent will adjust its calculation of the MSCI Taiwan Index or such MSCI Taiwan successor index in order to arrive at a level of the MSCI Taiwan Index or such MSCI Taiwan successor index as if there had been no such modification (*e.g.*, as if such split had not occurred).

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities Inc. will act as the calculation agent. The calculation agent will determine, among other things, the Initial Underlying Index Level, the Ending Underlying Index Level, the Underlying Index Return, the Starting Underlying Basket Level, the Ending Underlying Basket Level, the Underlying Basket Return, the Underlying Basket Closing Level on any trading day, including the AMEX Hong Kong Return, the AMEX Hong Kong Closing Level, the FTSE/Xinhua Return, the FTSE/Xinhua Closing Level, the KOSPI 200 Return, the KOSPI 200 Closing Level, the MSCI Singapore Return and the MSCI Singapore Closing Level, the MSCI Taiwan Return, the MSCI Taiwan Closing Level, the closing level for the Underlying Index and each Basket Component on each Initial Averaging Date, if applicable, and each Underlying Valuation Date, the Additional Amount, if any, whether a Knock-Out Event has occurred (for notes with a Knock-Out Level), whether the Ending Underlying Index Level or the Ending Underlying Basket Level is equal to or greater than the Initial Underlying Index Level or the Starting Underlying Basket Level, respectively, and, if the notes bear interest, the amount of interest payable, if any, on any Interest Payment Date. In addition, the calculation agent will determine whether there has been a market disruption event with respect to the Underlying Index or any Basket Component, or a discontinuation of the Underlying Index or any Basket Component, whether there has been a material change in the method of calculating the Underlying Index or any Basket Component and, if the notes bear interest, whether a day is an Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and each Interest Payment Date, if applicable, on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date and each Interest Payment Date, if applicable.

All calculations with respect to the Initial Underlying Index Level, the Ending Underlying Index Level, the Underlying Index Return, or any closing level for the Underlying Index, the Starting Underlying Basket Level, the Ending Underlying Basket Level, the Underlying Basket Return and the Underlying Basket Closing Level on any trading day, including the AMEX Hong Kong Return, the AMEX Hong Kong Closing Level, the FTSE/Xinhua Return, the FTSE/Xinhua Closing Level, the KOSPI 200 Return, the KOSPI 200 Closing Level, the MSCI Singapore Return, the MSCI Singapore Closing Level, the MSCI Taiwan Return and the MSCI Taiwan Closing Level, will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the Additional Amount payable at maturity, if any, per $1,000 principal amount note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the closing level of the Underlying Index or any of the Basket Components (and therefore the Underlying Basket Closing Level) on any Initial Averaging Date, if applicable, or any Underlying Valuation Date, and consequently, the Underlying Index Return and the Underlying Basket Return, and the Additional Amount, if any, that we will pay you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

With respect to the Underlying Index, any of the Basket Components or any relevant successor index, a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of the Underlying Index or such Basket Component (or the relevant successor index) on the relevant exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or

- a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the Underlying Index or such Basket Component (or the relevant successor index), or during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities exchange for trading in futures or options contracts related to the Underlying Index or such Basket Component (or the relevant successor index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such exchange; or

- a decision to permanently discontinue trading in the relevant futures or options contracts,

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For the purpose of determining whether a market disruption event exists with respect to the Underlying Index or a Basket Component (or any relevant successor index) at any time, if trading in a security included in the Underlying Index or such Basket Component (or the relevant successor index) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Underlying Index or such Basket Component (or the relevant successor index) shall be based on a comparison of:

- the portion of the level of the Underlying Index or such Basket Component (or the relevant successor index) attributable to that security relative to

- the overall level of the Underlying Index or such Basket Component (or the relevant successor index),

in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to the Underlying Index or a Basket Component (or any relevant successor index) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the Underlying Index or such Basket Component (or any relevant successor index) by the primary securities market trading in such contracts by reason of

  - a price change exceeding limits set by such exchange or market,
  - an imbalance of orders relating to such contracts, or
  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Index or such Basket Component (or the relevant successor index); and

- a "suspension, absence or material limitation of trading" on any relevant exchange or on the primary market on which futures or options contracts related to the Underlying Index or such Basket Component (or any relevant successor index) are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"Relevant exchange" means, with respect to the Underlying Index, each Basket Component or any relevant successor index, the primary organized exchange or market of trading for any security (or any combination thereof) then included in the Underlying Index, such Basket Component or such relevant successor index, as applicable.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be equal to $1,000 (or a portion of $1,000 if there is a Partial Principal Protection Percentage set forth in the relevant terms supplement), plus the Additional Amount, which will be calculated as if the date of acceleration were the final Underlying Valuation Date, plus, if applicable, any accrued and unpaid interest on the notes. If the notes have more than one Underlying Valuation Date, then for each Underlying Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Underlying Valuation Dates in excess of one) shall be the corresponding Underlying Valuation Dates, unless otherwise specified in the relevant terms supplement. Upon any acceleration of the notes, any interest will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York in The City of New York.

The Bank of New York or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York, but upon payment (with the giving of such indemnity as The Bank of New York may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of notes. This discussion applies to you if you are an initial holder of notes purchasing the notes at their issue price for cash and if you hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;
- an insurance company;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities or foreign currencies;
- a person holding the notes as part of a hedging transaction, "straddle," conversion transaction, or integrated transaction, or who has entered into a "constructive sale" with respect to the notes;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities or foreign currencies who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You are urged to consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

The following discussion does not apply to notes with a Fixed Payment. Prospective holders of such notes will be provided with a supplemental disclosure statement in the relevant terms supplement, describing the tax consequences relating to such notes.

Tax Treatment of the Notes

We expect to seek an opinion from Davis Polk & Wardwell, our special tax counsel, regarding the treatment of the notes as debt for U.S. federal income tax purposes. The relevant terms supplement will describe Davis Polk & Wardwell's level of comfort on this issue, which will depend on the facts of the particular offering, its receipt of certain factual representations from us at the time of the relevant offering and any additional considerations that may be relevant to the particular offering. The following discussion describes the treatment of the notes assuming that Davis Polk & Wardwell has provided us an opinion that the notes will be treated as debt for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the issuers of the component stocks underlying the Basket Components would be treated as "passive foreign investment companies" ("PFICs") within the meaning of Section 1297 of the Code or as "U.S. real property holding corporations" ("USRPHCs") within the meaning of Section 897 of the Code ("FIRPTA"). If any of the issuers of the component stocks were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC, upon the sale, exchange or retirement of a note. You should refer to information filed with the SEC or another governmental authority by the issuers of the component stocks and consult your tax adviser regarding the possible consequences to you if any of the issuers of the component stocks are or become PFICs or USRPHCs.

Tax Consequences to U.S. Holders

The following discussion applies to you only if you are a "U.S. Holder" of notes. You are a "U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;
- a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More Than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service (the "IRS") with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain.

Tax Treatment Prior to Maturity

Because the term of these notes is not more than one year, they will be treated as short-term obligations. Cash-method holders will not be required to recognize income with respect to the notes prior to maturity, other than with respect to amounts received as stated interest, if any, or received pursuant to a sale or exchange, as described below. Although accrual-method holders and certain other holders are generally required to accrue interest on short-term notes on a straight line basis, because the amount of interest that will be received with respect to the notes is uncertain, it is not clear how such accruals should be determined. If the amount of interest that will be received has become fixed (or the likelihood of interest not being a fixed amount has become "remote") prior to the maturity date, it is likely that the amount of interest to be accrued will be determined based on the fixed amount. You should consult your tax adviser regarding the determination of the amount of any interest accruals on the notes.

Sale, Exchange or Redemption of the Notes

Upon a sale or exchange of a short-term note (including redemption of the notes at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the note. Your adjusted basis in the note should equal the sum of the amount you paid to acquire the note and interest that you have previously included in income but not received, if any.

The amount of any resulting loss will be treated as a capital loss, and may be subject to special reporting requirements if the loss exceeds certain thresholds. In the case of gain resulting from redemption at maturity, the gain should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. If the amount of interest to be received at maturity has become fixed (or the likelihood of such amount not being a fixed amount has become "remote") prior to a sale or exchange, it is likely that the portion of gain on such sale or exchange that should be treated as accrued interest (and, therefore, taxed as ordinary interest income) will be determined based on the fixed amount. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange (including redemption at maturity) of a short-term note.

Interest on Indebtedness Incurred to Purchase the Notes

To the extent you have not previously included interest income on short-term notes, you may be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the notes until the maturity of the notes or until you dispose of your notes in a taxable transaction. You should consult your tax adviser regarding the possibility of such deferral.

Notes with a Term of More Than One Year

Unless otherwise provided in the relevant terms supplement, if the term of the notes (including either the issue date or last possible date that the notes could be outstanding, but not both) is more than one year, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, with the consequences described below. The notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise provided in the relevant terms supplement, we will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for such notes, which we will file with the SEC.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment(s) on the notes (as described below).

In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, *i.e.*, the excess of projected payments over actual payments, in respect of a note for a taxable year:

- will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income in the taxable year; and
- to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of your net negative adjustments treated as ordinary loss on the note in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange or retirement of the note.

Upon a sale, exchange or retirement of a note (including at its maturity), you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the note. You generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You are urged to consult your tax adviser regarding these limitations and reporting obligations.

Special rules may apply if the contingent payment on the notes becomes fixed prior to its scheduled date of payment. For purposes of the preceding sentence, a payment will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, under these rules, you would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the notes. In addition, you might be required to make adjustments to, among other things, your accrual periods and your adjusted basis in the notes. The character of any gain or loss on a sale or exchange of the notes could also be affected. You are urged to consult your tax adviser concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a "Non-U.S. Holder" of notes. You are a "Non-U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a nonresident alien individual;
- a foreign corporation; or
- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Payments to you on the notes, and any gain realized on a sale or exchange of the notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) *provided* generally, in the case of notes with a term of more than 183 days, that you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements, and such amounts are not (or are not treated under FIRPTA as) effectively connected with your conduct of a trade or business in the United States.

Notwithstanding the preceding paragraph, if the notes have a term to maturity of 183 days or less and you do not provide a properly executed IRS Form W-8BEN, you may be subject to backup withholding, as described below, unless you provide documentation of your status as a non-U.S. person.

If you are engaged in a trade or business in the United States and if the income or gain on the note, if any, is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be subject to regular U.S. income tax on such income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the second preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you are urged to consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, *provided* that interest on the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest (including OID) accrued or paid on the notes and the proceeds received from a sale, exchange or other disposition (including at maturity) of notes will be subject to information reporting if you are not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, *provided* the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement from time to time (each an "Agent," and collectively with JPMSI, the "Agents"), each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 89-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 89-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 89-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction n° 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 89-I or the accompanying prospectus supplement, prospectus or terms supplement, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 89-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 89-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 89-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or the statutory exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(20) are available or there was some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan or plan subject to similar laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.